UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road SE, Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827) and Form F-10 (File No. 333-190229) and the Registration Statement of Canadian Pacific Railway Company on Form F-10 (File No. 333-189815).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date:	October 21, 2014		Signed: /s/ Paul A. Guthrie
		By:	Name:	Paul A. Guthrie
			Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date:	October 21, 2014		Signed: /s/ Paul A. Guthrie
		By:	Name:	Paul A. Guthrie
			Title:	Corporate Secretary

Release: Immediate October 21, 2014

CP reports record Q3 – 2014 net income of C$400M or $2.31 per diluted share

Delivers strongest financial results in company’s history

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced record Q3 2014 financial results.

Net income in the third quarter rose to a record $400 million, or $2.31 per diluted share, from $324 million, or $1.84 per share, in the third quarter of 2013. This represents an increase of 26 percent in earnings per share year-over-year.

THIRD-QUARTER 2014 RESULTS COMPARED WITH THIRD-QUARTER 2013:

-	Revenue rose 9 percent to a record $1.670 billion

-	Operating expenses rose 4 percent to $1.049 billion

-	Operating Ratio fell to a record low 62.8 percent, an improvement of 310 basis points

-	Operating income rose 19 percent to $621 million, the highest ever

“The CP team delivered another quarter of impressive results,” said E. Hunter Harrison, CP’s Chief Executive Officer. “Going forward, we will continue to execute on our plan of delivering safe, superior service to our customers, focusing on further efficiency and capacity initiatives and building on our solid foundation for growth.”

“Despite recent volatility in commodity prices, we are confident in the strength of the franchise and are on track to finish the year with CP’s strongest quarter to date,” Harrison said.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to our operations, priorities and plans, anticipated financial performance, business prospects, planned capital expenditures, programs and strategies. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes. To the extent that CP has provided guidance using non-GAAP financial measures, the Company may not be able to provide a reconciliation to a GAAP measure, due to unknown variables and uncertainty related to future results.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP.

Contacts

Media

Martin Cej

Tel: 403-512-5730

martin_cej@cpr.ca

24/7 Media Pager: 855-242-3674

Investment Community

Nadeem Velani

Tel: 403-319-3591

email: investor@cpr.ca

2

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2014	2013	2014	2013
Revenues
Freight	$1,629	$1,495	$4,745	$4,412
Other	41	39	115	114

Total revenues	1,670	1,534	4,860	4,526

Operating expenses
Compensation and benefits	347	324	1,034	1,050
Fuel	249	226	793	742
Materials	47	36	146	115
Equipment rents	36	44	117	134
Depreciation and amortization	135	139	413	421
Purchased services and other	235	241	726	758

Total operating expenses	1,049	1,010	3,229	3,220

Operating income	621	524	1,631	1,306
Less:
Other income and charges	1	—	4	11
Net interest expense	70	70	209	208

Income before income tax expense	550	454	1,418	1,087
Income tax expense (Note 4)	150	130	393	294

Net income	$400	$324	$1,025	$793

Earnings per share (Note 5)
Basic earnings per share	$2.33	$1.85	$5.90	$4.54
Diluted earnings per share	$2.31	$1.84	$5.84	$4.50

Weighted-average number of shares (in millions) (Note 5)
Basic	171.9	175.1	173.9	174.8
Diluted	173.5	176.5	175.5	176.3

Dividends declared per share	$0.3500	$0.3500	$1.0500	$1.0500

Certain of the comparative figures have been reclassified in order to be consistent with the 2014 presentation. (Note 13)

See Notes to Interim Consolidated Financial Statements.

3

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2014	2013	2014	2013
Net income	$400	$324	$1,025	$793
Net (loss) gain in foreign currency translation adjustments, net of hedging activities	(26)	2	(19)	(1)
Change in derivatives designated as cash flow hedges	—	—	(2)	—
Change in defined benefit pension and post-retirement plans	31	50	93	299

Other comprehensive income before income taxes	5	52	72	298
Income tax benefit recovery (expense)	15	(22)	(1)	(63)

Other comprehensive income (Note 3)	20	30	71	235

Comprehensive income	$420	$354	$1,096	$1,028

See Notes to Interim Consolidated Financial Statements.

4

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS AS AT,

(in millions of Canadian dollars)

(unaudited)

	September 30 2014	December 31 2013
Assets
Current assets
Cash and cash equivalents	$315	$476
Restricted cash and cash equivalents	84	411
Accounts receivable, net	739	580
Materials and supplies	168	165
Deferred income taxes	164	344
Other current assets	68	53

	1,538	2,029

Investments	107	92
Properties	14,040	13,327
Assets held for sale (Note 6)	—	222
Goodwill and intangible assets	170	162
Pension asset	1,210	1,028
Other assets	160	200

Total assets	$17,225	$17,060

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,213	$1,189
Long-term debt maturing within one year	132	189

	1,345	1,378

Pension and other benefit liabilities	657	657
Other long-term liabilities	399	338
Long-term debt	4,752	4,687
Deferred income taxes	2,980	2,903

Total liabilities	10,133	9,963

Shareholders’ equity (Note 7)
Share capital	2,240	2,240
Additional paid-in capital	35	34
Accumulated other comprehensive loss (Note 3)	(1,432)	(1,503)
Retained earnings	6,249	6,326

	7,092	7,097

Total liabilities and shareholders’ equity	$17,225	$17,060

Contingencies (Note 12)

See Notes to Interim Consolidated Financial Statements.

5

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2014	2013	2014	2013
Operating activities
Net income	$400	$324	$1,025	$793
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	135	139	413	421
Deferred income taxes (Note 4)	120	110	194	260
Pension funding in excess of expense (Note 11)	(38)	(17)	(103)	(40)
Other operating activities, net	(1)	(21)	39	(40)
Change in non-cash working capital balances related to operations	(82)	(31)	(102)	(103)

Cash provided by operating activities	534	504	1,466	1,291

Investing activities
Additions to properties	(414)	(298)	(936)	(802)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad (Note 6)	—	—	236	—
Proceeds from the sale of properties and other assets	10	11	26	38
Change in restricted cash and cash equivalents used to collateralize letters of credit	318	(247)	327	(346)
Other	1	(1)	—	(27)

Cash used in investing activities	(85)	(535)	(347)	(1,137)

Financing activities
Dividends paid	(61)	(62)	(184)	(183)
Issuance of CP common shares	14	6	50	69
Purchase of CP common shares (Note 7)	(455)	—	(987)	—
Repayment of long-term debt	(21)	(19)	(175)	(45)
Settlement of foreign exchange forward on long-term debt (Note 9)	17	—	17	—
Other	(3)	—	(3)	—

Cash used in financing activities	(509)	(75)	(1,282)	(159)

Effect of foreign currency fluctuations on U.S. dollar- denominated cash and cash equivalents	6	(7)	2	1

Cash position
Decrease in cash and cash equivalents	(54)	(113)	(161)	(4)
Cash and cash equivalents at beginning of period	369	442	476	333

Cash and cash equivalents at end of period	$315	$329	$315	$329

Supplemental disclosures of cash flow information:
Income taxes paid	$103	$16	$142	$27
Interest paid	$60	$58	$220	$209

See Notes to Interim Consolidated Financial Statements.

6

CANADIAN PACIFIC RAILWAY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2014	175.4	$2,240	$34	$(1,503)	$6,326	$7,097
Net income	—	—	—	—	1,025	1,025
Other comprehensive income (Note 3)	—	—	—	71	—	71
Dividends declared	—	—	—	—	(183)	(183)
Effect of stock-based compensation expense	—	—	16	—	—	16
CP common shares repurchased (Note 7)	(5.3)	(68)	—	—	(919)	(987)
Shares issued under stock option plans (Note 10)	0.9	68	(15)	—	—	53

Balance at September 30, 2014	171.0	$2,240	$35	$(1,432)	$6,249	$7,092

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2013	173.9	$2,127	$41	$(2,768)	$5,697	$5,097
Net income	—	—	—	—	793	793
Other comprehensive income (Note 3)	—	—	—	235	—	235
Dividends declared	—	—	—	—	(185)	(185)
Effect of stock-based compensation expense	—	—	14	—	—	14
Shares issued under stock option plans (Note 10)	1.3	94	(20)	—	—	74

Balance at September 30, 2013	175.2	$2,221	$35	$(2,533)	$6,305	$6,028

See Notes to Interim Consolidated Financial Statements.

7

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or the “Company”), expressed in Canadian dollars, reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2013 annual consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2013 annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting of normal and recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Future accounting changes

Reporting discontinued operations and disclosures of disposals of components

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, an amendment to FASB Accounting Standards Codification (“ASC”) Topic 205 and Topic 360. The update amends the definition of a discontinued operation in Topic 205, expands disclosure requirements for transactions that meet the definition of a discontinued operation and requires entities to disclose information about individually significant components that are disposed of or held for sale and do not qualify as discontinued operations. In addition, an entity is required to separately present assets and liabilities of a discontinued operation for all comparative periods and separately present assets and liabilities of assets held for sale in the initial period in which the disposal group is classified as held for sale on the face of the consolidated balance sheets. For each period in which assets and liabilities are separately presented on the consolidated balance sheets, those amounts should not be offset and presented as a single amount. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2014, and will be applied prospectively. The adoption of this ASU is not expected to have a material impact to the Company’s financial statements.

Revenue from contracts with customers

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, a new FASB ASC, Topic 606, which supersedes the revenue recognition requirements in Topic 605 and most industry-specific guidance throughout the Industry Topics of the Codification. This new standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires enhanced disclosures about revenue to help users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2016. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the ASU. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of this new standard but does not expect the impact to be material.

8

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

3	Changes in accumulated other comprehensive loss (“AOCL”) by component

	For the three months ended September 30				For the nine months ended September 30
(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)(2)	Total(1)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)(2)	Total(1)
Opening balance, 2014	$114	$(18)	$(1,548)	$(1,452)	$105	$(15)	$(1,593)	$(1,503)

Other comprehensive (loss) income before reclassifications	(4)	—	—	(4)	5	—	—	5
Amounts reclassified from accumulated other comprehensive loss (income)	—	—	24	24	—	(3)	69	66

Net current-period other comprehensive (loss) income	(4)	—	24	20	5	(3)	69	71

Closing balance, 2014	$110	$(18)	$(1,524)	$(1,432)	$110	$(18)	$(1,524)	$(1,432)

Opening balance, 2013	$94	$(14)	$(2,643)	$(2,563)	$74	$(14)	$(2,828)	$(2,768)

Other comprehensive (loss) income before reclassifications	(7)	(7)	—	(14)	13	8	102	123
Amounts reclassified from accumulated other comprehensive loss (income)	—	7	37	44	—	(8)	120	112

Net current-period other comprehensive (loss) income	(7)	—	37	30	13	—	222	235

Closing balance, 2013	$87	$(14)	$(2,606)	$(2,533)	$87	$(14)	$(2,606)	$(2,533)

(1)	Amounts are presented net of tax.
(2)	Reclassified from Accumulated other comprehensive loss.

Amounts in Pension and post-retirement defined benefit plans reclassified from Accumulated other comprehensive loss

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2014	2013	2014	2013
Amortization of prior service costs(1)	$(17)	$(18)	$(51)	$(41)
Recognition of net actuarial loss(1)	48	68	144	205

Total before income tax	31	50	93	164
Income tax recovery	(7)	(13)	(24)	(44)

Net of income tax	$24	$37	$69	$120

(1)	Impacts Compensation and benefits on the Interim Consolidated Statements of Income.

9

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

4	Income taxes

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2014	2013	2014	2013
Current income tax expense	$30	$20	$199	$34
Deferred income tax expense	120	110	194	260

Income tax expense	$150	$130	$393	$294

The effective income tax rate for the three and nine months ended September 30, 2014 were 27.2% and 27.7%, respectively (three and nine months ended September 30, 2013 – 28.6% and 27.1%, respectively). The changes in tax rates were primarily due to the impact of a change in the province of British Columbia’s corporate income tax rate in the third quarter of 2013, which was partially offset by the benefit recognized for the 2012 U.S. federal track maintenance credit of $6 million enacted in the first quarter of 2013.

5	Earnings per share

At September 30, 2014, the number of shares outstanding was 171.0 million (September 30, 2013 – 175.2 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended September 30		For the nine months ended September 30
(in millions)	2014	2013	2014	2013
Weighted-average basic shares outstanding	171.9	175.1	173.9	174.8
Dilutive effect of stock options	1.6	1.4	1.6	1.5

Weighted-average diluted shares outstanding	173.5	176.5	175.5	176.3

For the three and nine months ended September 30, 2014, there were 15,980 options and 82,146 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2013 – 8,800 and 38,872, respectively).

6	Assets held for sale

On May 30, 2014, the Company completed the sale of the west end of Dakota, Minnesota and Eastern (“DM&E West”) to Genesee & Wyoming Inc. (“G&W”) for net proceeds of U.S. $218 million (CDN $236 million). The Company and G&W are currently in the process of finalizing closing adjustments.

7	Shareholders’ equity

On February 20, 2014, the Board of Directors of the Company approved a share repurchase program, and in March 2014, the Company filed a new normal course issuer bid (“bid”) to purchase, for cancellation, up to 5.3 million of its outstanding Common Shares. On September 29, 2014, the Company announced the amendment of the bid to increase the maximum number of its Common Shares that may be purchased from 5.3 million to 12.7 million of its outstanding Commons Shares, effective October 2, 2014. Under the filing, share purchases may be made during the twelve months period that began March 17, 2014, and ends March 16, 2015. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings.

10

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

7	Shareholders’ equity (continued)

The following table provides the activities under the share repurchase program:

	For the three months ended September 30	For the nine months ended September 30
	2014	2014
Number of common shares repurchased	2,000,392	5,270,374
Weighted-average price per share(1)	$210.91	$187.33
Amount of repurchase (in millions)(1)	$422	$987

(1)	Includes brokerage fees.

8	Revolving credit facility

At September 26, 2014, the Company terminated its existing revolving credit facility agreement dated as of November 29, 2013. On the same day, CP entered into a new revolving credit facility (the “facility”) agreement with 15 highly rated financial institutions for a commitment amount of U.S. $2 billion. The facility includes a U.S. $1 billion five years portion and a U.S. $1 billion one year plus one year term out portion. The facility can accommodate draws of cash and/or letters of credit at market competitive pricing. At September 30, 2014, the facility is undrawn. The facility agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At September 30, 2014, the Company satisfied this threshold stipulated in the financial covenant.

9	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and give the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and give lower priority to these inputs.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,952 million at September 30, 2014 (December 31, 2013 - $5,572 million) and a carrying value of $4,884 million at September 30, 2014 (December 31, 2013 – $4,876 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.	Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

11

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

9	Financial instruments (continued)

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Occasionally the Company may enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and nine months ended September 30, 2014 was an unrealized foreign exchange loss of $175 million and $186 million, respectively (three and nine months ended September 30, 2013 – unrealized foreign exchange gain of $65 million and a loss of $112 million, respectively). There was no ineffectiveness during the three and nine months ended September 30, 2014 and comparative periods.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At September 30, 2014, the Company had no remaining FX forward contracts to fix the exchange rate on US denominated debt maturities. At December 31, 2013, the Company had FX forward contracts to fix the exchange rate on U.S. $100 million of principal outstanding on a capital lease due in January 2014, U.S. $175 million of its 6.50% Notes due in May 2018, and U.S. $100 million of its 7.25% Notes due in May 2019. These derivatives, which were accounted for as cash flow hedges, guaranteed the amount of Canadian dollars that the Company would repay when these obligations mature.

During the three months ended March 31, 2014, the Company settled the FX forward contract related to the repayment of a capital lease due in January 2014 for proceeds of $8 million.

During the three months ended June 30, 2014, the Company de-designated and settled prior to maturity the FX forward contracts related to the repayment of its 6.50% Notes due in May 2018 and its 7.25% Notes due in May 2019 for proceeds of $17 million settled in the third quarter of 2014 with the offset recorded as realized gains of $3 million in “Accumulated other comprehensive loss” and $14 million in “Retained earnings”. Amounts remaining in “Accumulated other comprehensive loss” are being amortized to “Other income and charges” until the underlying debts, which were hedged, are repaid.

During the three months ended September 30, 2014, the amount being amortized to “Other income and charges” is not significant.

During the three and nine months ended September 30, 2014, the combined realized and unrealized foreign exchange gain was $nil and $3 million, respectively (three and nine months ended September 30, 2013 – unrealized loss of $6 million and unrealized gain of $9 million, respectively), were recorded in “Other income and charges” in relation to these settled derivatives. Gains recorded in “Other income and charges” were largely offset by losses on the underlying debt which the settled derivatives were designated to hedge. Similarly, losses were largely offset by gains on the underlying debt.

At December 31, 2013, the unrealized gains derived from these FX forwards was $25 million of which $6 million was included in “Other current assets” and $19 million in “Other assets” with the offsets reflected as unrealized gains of $5 million in “Accumulated other comprehensive loss” and $20 million in “Retained earnings”.

At September 30, 2014, the Company expected that, during the next twelve months, a pre-tax gain of $1 million would be reclassified to “Other income and charges”.

12

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

10	Stock-based compensation

At September 30, 2014, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense of $42 million and $102 million for the three and nine months ended September 30, 2014, respectively (three and nine months ended September 30, 2013 - an expense of $9 million and $52 million, respectively).

Regular options

In the nine months ended September 30, 2014, under CP’s stock option plans, the Company issued 424,440 regular options at the weighted-average price of $173.81 per share, based on the closing price on the grant date.

Pursuant to the employee plans, these regular options may be exercised upon vesting, which is between 12 and 48 months after the grant date, and will expire after 10 years.

Under the fair value method, the fair value of the regular options at the grant date was $21 million. The weighted-average fair value assumptions were approximately:

For the nine months ended September, 30 2014

Grant price	$173.81
Expected option life (years)(1)	5.96
Risk-free interest rate(2)	1.66%
Expected stock price volatility(3)	28.70%
Expected annual dividends per share(4)	$1.40
Expected forfeiture rate(5)	1.20%
Weighted-average grant date fair value per regular options granted during the period	$48.68

(1)	Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.
(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the nine months ended September 30, 2014, the Company issued 165,500 PSUs with a grant date fair value of approximately $25 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares approximately three years after the grant date, contingent upon CP’s performance (“performance factor”). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, utilizing a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance factor and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the nine months ended September 30, 2014, the Company granted 52,169 DSUs with a grant date fair value of approximately $9 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

Restricted share unit (“RSU”) plan

In the nine months ended September 30, 2014, the Company granted 15,918 RSUs with a grant date fair value of approximately $3 million. RSUs are subject to time vesting over 36 months. An expense to income for RSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

13

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

11	Pensions and other benefits

In the three and nine months ended September 30, 2014, the Company made contributions of $25 million and $64 million, respectively (three and nine months ended September 30, 2013 — $24 million and $76 million, respectively), to its defined benefit pension plans. The net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and nine months ended September 30, 2014 included the following components:

	For the three months ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013
Current service cost (benefits earned by employees in the period)	$27	$34	$4	$4
Interest cost on benefit obligation	120	111	5	5
Expected return on fund assets	(190)	(186)	—	—
Recognized net actuarial loss (gain)	47	66	1	(2)
Amortization of prior service costs	(17)	(18)	—	—

Net periodic (recovery) benefit cost	$(13)	$7	$10	$7

	For the nine months
	ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013
Current service cost (benefits earned by employees in the period)	$80	$102	$11	$12
Interest cost on benefit obligation	358	334	17	16
Expected return on fund assets	(568)	(559)	—	—
Recognized net actuarial loss	142	200	2	1
Amortization of prior service costs	(51)	(41)	—	—

Net periodic (recovery) benefit cost	$(39)	$36	$30	$29

12	Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2014 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations individually and in aggregate.

Legal proceedings related to Lac-Mégantic rail accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by MM&A. The previous day CP had interchanged the train to MM&A, and after that interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013. CP is a party to an administrative appeal with respect to this order.

14

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(unaudited)

12	Contingencies (continued)

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in both proceedings and any proceeding that may be commenced in the future.

Environmental liabilities

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis unless a reliably determinable estimate as to amount and timing of costs can be established. The accruals are recorded when the costs to remediate are probable and reasonably estimable. Certain future costs to monitor sites are discounted at a risk free rate.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and nine months ended September 30, 2014 was $1 million and $2 million, respectively (three and nine months ended September 30, 2013 — $4 million and $5 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at September 30, 2014 was $91 million (December 31, 2013 — $90 million). Payments are expected to be made over 10 years to 2024.

13	Reclassification of comparative figures

Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from “Purchased services and other” to “Compensation and benefits” and “Materials” within “Operating expenses”, in order to match the billings with the costs incurred on behalf of third parties. As a result, the changes to these components of “Operating expenses” for the three and nine months ended September 30, 2013 are noted below. “Operating expenses” in total were unchanged as a result of this reclassification.

(in millions of Canadian dollars)	Compensation and benefits	Materials	Purchased services and other
For the three months ended September 30, 2013
As previously reported	$331	$54	$216
(Decrease) increase	(7)	(18)	25

As reclassified	$324	$36	$241

For the nine months ended September 30, 2013
As previously reported	$1,075	$184	$664
(Decrease) increase	(25)	(69)	94

As reclassified	$1,050	$115	$758

15

Summary of Rail Data

Third Quarter						Year-to-date
2014	2013	Change	%			2014	2013	Change	%
					Financial (millions, except per share data)
					Revenues
$1,629	$1,495	$134	9		Freight revenue	$4,745	$4,412	$333	8
41	39	2	5		Other revenue	115	114	1	1

1,670	1,534	136	9		Total revenues	4,860	4,526	334	7

					Operating expenses
347	324	23	7		Compensation and benefits(1)	1,034	1,050	(16)	(2)
249	226	23	10		Fuel	793	742	51	7
47	36	11	31		Materials(1)	146	115	31	27
36	44	(8)	(18)		Equipment rents	117	134	(17)	(13)
135	139	(4)	(3)		Depreciation and amortization	413	421	(8)	(2)
235	241	(6)	(2)		Purchased services and other(1)	726	758	(32)	(4)

1,049	1,010	39	4		Total operating expenses	3,229	3,220	9	—

621	524	97	19		Operating income	1,631	1,306	325	25

					Less:
1	—	1			- Other income and charges	4	11	(7)	(64)
70	70	—			- Net interest expense	209	208	1	—

550	454	96	21		Income before income tax expense	1,418	1,087	331	30
150	130	20	15		Income tax expense	393	294	99	34

$400	$324	$76	23		Net income	$1,025	$793	$232	29

62.8	65.9	(3.1)	(310	)bps	Operating ratio (%)	66.4	71.1	(4.7)	(470	) bps
$2.33	$1.85	$0.48	26		Basic earnings per share	$5.90	$4.54	$1.36	30

$2.31	$1.84	$0.47	26		Diluted earnings per share	$5.84	$4.50	$1.34	30

					Shares Outstanding
171.9	175.1	(3.2)	(2)		Weighted average number of shares outstanding (millions)	173.9	174.8	(0.9)	(1)

173.5	176.5	(3.0)	(2)		Weighted average number of diluted shares outstanding (millions)	175.5	176.3	(0.8)	—

					Foreign Exchange
0.93	0.96	(0.03)	(3)		Average foreign exchange rate (US$/Canadian$)	0.92	0.98	(0.06)	(6)

1.08	1.04	0.04	4		Average foreign exchange rate (Canadian$/US$)	1.09	1.02	0.07	7

(1)	Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from Purchased services and other to Compensation and benefits and Materials within Operating expenses.

16

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2014	2013	Change	%		2014	2013	Change	%
				Commodity Data

				Freight Revenues (millions)
$248	$212	$36	17	- Canadian Grain	$721	$606	$115	19
127	107	20	19	- U.S. Grain	348	309	39	13
150	177	(27)	(15)	- Coal	463	470	(7)	(1)
70	66	4	6	- Potash	251	243	8	3
55	63	(8)	(13)	- Fertilizers and sulphur	173	201	(28)	(14)
52	51	1	2	- Forest products	152	157	(5)	(3)
160	142	18	13	- Chemicals and plastics	462	419	43	10
136	78	58	74	- Crude	354	267	87	33
190	164	26	16	- Metals, minerals, and consumer products	521	449	72	16
83	95	(12)	(13)	- Automotive	275	298	(23)	(8)
202	170	32	19	- Domestic intermodal	579	511	68	13
156	170	(14)	(8)	- International intermodal	446	482	(36)	(7)

$1,629	$1,495	$134	9	Total Freight Revenues	$4,745	$4,412	$333	8

				Millions of Revenue Ton-Miles (RTM)
6,790	5,363	1,427	27	- Canadian Grain	19,710	16,010	3,700	23
3,011	2,501	510	20	- U.S. Grain	8,229	7,967	262	3
5,422	6,440	(1,018)	(16)	- Coal	16,804	17,396	(592)	(3)
2,812	2,583	229	9	- Potash	10,219	10,473	(254)	(2)
915	1,179	(264)	(22)	- Fertilizers and sulphur	3,119	3,847	(728)	(19)
1,036	1,093	(57)	(5)	- Forest products	2,959	3,583	(624)	(17)
3,409	3,218	191	6	- Chemicals and plastics	9,941	10,187	(246)	(2)
4,625	2,894	1,731	60	- Crude	11,799	10,025	1,774	18
2,993	2,825	168	6	- Metals, minerals, and consumer products	8,404	7,675	729	9
420	533	(113)	(21)	- Automotive	1,531	1,766	(235)	(13)
3,076	2,565	511	20	- Domestic intermodal	8,713	7,628	1,085	14
3,040	3,490	(450)	(13)	- International intermodal	8,925	10,281	(1,356)	(13)

37,549	34,684	2,865	8	Total RTMs	110,353	106,838	3,515	3

				Freight Revenue per RTM (cents)
3.65	3.96	(0.31)	(8)	- Canadian Grain	3.66	3.78	(0.12)	(3)
4.22	4.26	(0.04)	(1)	- U.S. Grain	4.23	3.88	0.35	9
2.76	2.76	—	—	- Coal	2.76	2.70	0.06	2
2.51	2.64	(0.13)	(5)	- Potash	2.46	2.32	0.14	6
6.06	5.32	0.74	14	- Fertilizers and sulphur	5.56	5.23	0.33	6
5.01	4.66	0.35	8	- Forest products	5.13	4.38	0.75	17
4.68	4.40	0.28	6	- Chemicals and plastics	4.65	4.10	0.55	13
2.93	2.69	0.24	9	- Crude	3.00	2.66	0.34	13
6.36	5.83	0.53	9	- Metals, minerals, and consumer products	6.20	5.86	0.34	6
19.74	17.70	2.04	12	- Automotive	17.99	16.86	1.13	7
6.57	6.63	(0.06)	(1)	- Domestic intermodal	6.65	6.69	(0.04)	(1)
5.11	4.86	0.25	5	- International intermodal	4.99	4.68	0.31	7

4.34	4.31	0.03	1	Total Freight Revenue per RTM	4.30	4.13	0.17	4

17

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2014	2013	Change	%		2014	2013	Change	%

				Carloads (thousands)
76	61	15	25	- Canadian Grain	216	181	35	19
44	45	(1)	(2)	- U.S. Grain	127	136	(9)	(7)
73	90	(17)	(19)	- Coal	233	246	(13)	(5)
24	24	—	—	- Potash	85	89	(4)	(4)
15	17	(2)	(12)	- Fertilizers and sulphur	46	55	(9)	(16)
15	15	—	—	- Forest products	44	51	(7)	(14)
52	49	3	6	- Chemicals and plastics	146	148	(2)	(1)
31	19	12	63	- Crude	80	65	15	23
71	61	10	16	- Metals, minerals, and consumer products	187	173	14	8
33	35	(2)	(6)	- Automotive	100	108	(8)	(7)
111	93	18	19	- Domestic intermodal	318	275	43	16
142	166	(24)	(14)	- International intermodal	412	475	(63)	(13)

687	675	12	2	Total Carloads	1,994	2,002	(8)	—

				Freight Revenue per Carload
$3,264	$3,512	$(248)	(7)	- Canadian Grain	$3,336	$3,350	(14)	—
2,878	2,360	518	22	- U.S. Grain	2,746	2,270	476	21
2,040	1,952	88	5	- Coal	1,987	1,912	75	4
2,917	2,842	75	3	- Potash	2,951	2,728	223	8
3,835	3,834	1	—	- Fertilizers and sulphur	3,790	3,670	120	3
3,426	3,145	281	9	- Forest products	3,443	3,096	347	11
3,097	2,899	198	7	- Chemicals and plastics	3,176	2,825	351	12
4,436	4,072	364	9	- Crude	4,446	4,107	339	8
2,697	2,700	(3)	—	- Metals, minerals, and consumer products	2,785	2,599	186	7
2,519	2,747	(228)	(8)	- Automotive	2,741	2,747	(6)	—
1,819	1,820	(1)	—	- Domestic intermodal	1,823	1,857	(34)	(2)
1,090	1,024	66	6	- International intermodal	1,079	1,014	65	6

$2,372	$2,214	$158	7	Total Freight Revenue per Carload	$2,380	$2,204	176	8

18

Summary of Rail Data (Page 4)

Third Quarter					Year-to-date
2014	2013(1)	Change	%		2014	2013(1)	Change	%
				Operations Performance

69,430	64,188	5,242	8	Freight gross ton-miles (millions)	203,112	199,098	4,014	2
37,549	34,684	2,865	8	Revenue ton-miles (millions)	110,353	106,838	3,515	3
8,990	8,837	153	2	Train miles (thousands)	27,052	28,476	(1,424)	(5)
8,264	7,817	447	6	Average train weight — excluding local traffic (tons)	8,037	7,485	552	7
6,912	6,746	166	2	Average train length — excluding local traffic (feet)	6,726	6,485	241	4
8.1	7.2	0.9	13	Average terminal dwell — (hours)	8.9	6.9	2.0	29
18.8	19.1	(0.3)	(2)	Average train speed — (mph)(2)	17.6	18.6	(1.0)	(5)

225.9	217.7	8.2	4	Locomotive productivity (daily average GTMs/active HP)	219.6	213.6	6.0	3

0.99	1.02	(0.03)	(3)	Fuel efficiency(3)	1.03	1.07	(0.04)	(4)
68.0	64.7	3.3	5	U.S. gallons of locomotive fuel consumed (millions)(4)	206.7	210.3	(3.6)	(2)
3.39	3.34	0.05	1	Average fuel price (U.S. dollars per U.S. gallon)	3.52	3.45	0.07	2

14,699	14,974	(275)	(2)	Total employees (average)(5)	14,577	15,122	(545)	(4)
14,659	14,766	(107)	(1)	Total employees (end of period)(5)	14,659	14,766	(107)	(1)
14,944	15,318	(374)	(2)	Workforce (end of period)(6)	14,944	15,318	(374)	(2)

				Safety

1.65	1.82	(0.17)	(9)	FRA personal injuries per 200,000 employee-hours	1.66	1.70	(0.04)	(2)
1.62	1.83	(0.21)	(11)	FRA train accidents per million train-miles	1.29	1.92	(0.63)	(33)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours, and excluding foreign railroad and customer delays.
(3)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs — freight and yard.
(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(5)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(6)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

19

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Interim Consolidated Financial Statements and related notes for the three and nine months ended September 30, 2014 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 14, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

October 21, 2014

In this MD&A, “our”, “us”, “we”, “CP”, “Canadian Pacific”, and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the third quarter and year to date of 2014 are against the results for the third quarter and year to date of 2013.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. CP provides rail and intermodal transportation services over a network of approximately 13,700 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend the Company’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. The Company transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include Canadian grain, U.S. grain, coal, potash, and fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, chemicals and plastics, crude oil, forest products, and metals, minerals, and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Canadian Pacific is driving change as it moves through its transformational journey to become the best railroad in North America, while creating long-term value for shareholders. The Company is focused on providing customers with industry leading rail service; driving sustainable, profitable growth; optimizing our assets; and reducing costs, while remaining a leader in rail safety.

Looking forward, CP is executing its strategic plan to become the lowest cost rail carrier. This plan is centred on five key foundations, which are the Company’s performance drivers.

Provide Service: Providing efficient and consistent transportation solutions for the Company’s customers. “Doing what we say we are going to do” is what drives CP by providing a reliable product with a lower cost operating model. Centralized planning aligned with local execution is bringing the Company closer to the customer and accelerating decision-making.

Control Costs: Controlling and removing unnecessary costs from the organization, eliminating bureaucracy and continuing to identify productivity enhancements are the keys to success.

Optimize Assets: Through longer sidings, improved asset utilization, and increased train lengths, the Company is moving increased volumes with fewer locomotives and cars while unlocking capacity for future growth potential.

Operate Safely: Each year, CP safely moves millions of carloads of freight across North America while ensuring the safety of our people and the communities through which we operate. Safety is never to be compromised. Continuous research and development in state-of-the-art safety technology and highly focused employees ensure our trains are built for safe, efficient operations across our network.

Develop People: CP recognizes that none of the other foundations can be achieved without its people. Every CP employee is a railroader and the Company is shaping a new culture focused on a passion for service with integrity in everything it does. Coaching and mentoring managers into becoming leaders will help drive CP forward.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to, statements concerning the Company’s defined benefit pension expectations for 2014 and 2015, financial expectations for 2014 through 2018, as well as statements concerning the Company’s operations, anticipated financial performance, business prospects and strategies, including statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and obligations in the foreseeable future and concerning anticipated capital programs, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that CP will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and the governmental response to them, and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

Financial Assumptions

Defined benefit pension expectations

Defined benefit pension contributions are currently estimated to be approximately $80 million in 2014, and between $50 million and $100 million in each year from 2015 to 2018. This contribution level reflects the Company’s intentions with respect to the rate at which the Company applies the voluntary prepayments made in previous years to reduce contribution requirements. Defined benefit pension income of approximately $50 million is expected in 2014 and defined benefit pension expense of approximately $10 million is expected in 2015, assuming a discount rate of 4.55%

Canadian Pacific — 2014 MD&A — Q3

on December 31, 2014. These pension contributions and pension income and expense estimates are based on a number of economic and demographic assumptions which are sensitive to changes in the assumptions or to actual experience differing from the assumptions. Pensions are discussed further in Section 21, Critical Accounting Estimates.

Financial expectations for 2014

The Company expects revenue growth to be 6-7%, operating ratio of 65% or lower and Diluted earnings per share (“EPS”) growth to be 30% or greater from 2013 annual Diluted EPS, excluding significant items, of $6.42, discussed further in Section 14, Non-GAAP Measures. CP plans to spend approximately $1.3 billion on capital programs in 2014, discussed further in Section 13, Liquidity and Capital Resources. Key assumptions for full year 2014 financial expectations include:

•	an average fuel cost per gallon of U.S. $3.50 per U.S. gallon;

•	defined benefit pension income of approximately $50 million;

•	Canadian to U.S. dollar exchange rate of 1.05; and

•	an income tax rate of 28% discussed further in Section 10, Other Income Statement Items.

Financial expectations for 2015 - 2018

CP is targeting to grow revenues to $10 billion in 2018. Over the 2015 to 2018 time frame, CP also expects to generate cumulative cash flow before dividends, discussed further in Section 14, Non-GAAP Measures, of $6 billion and for Diluted EPS to more than double compared to 2014. Key assumptions to reaching these goals include:

•	annual capital spending in the range of $1.4 billion to $1.6 billion;

•	an average fuel cost per gallon of U.S. $3.50 per U.S. gallon;

•	Canadian to U.S. dollar exchange rate of 1.10; and

•	an income tax rate of 27.5%.

Undue reliance should not be placed on these assumptions and other forward-looking information.

4. ADDITIONAL INFORMATION

Additional information, including the Company’s Consolidated Financial Statements, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on the Company website at www.cpr.ca. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal course Issuer Bid (“NCIB”), may be obtained by contacting the Corporate Secretary’s Office. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

Canadian Pacific — 2014 MD&A — Q3

5. FINANCIAL HIGHLIGHTS

	For the three months ended September 30		For the nine months ended September 30
(in millions, except percentages and per-share data)	2014	2013	2014	2013
Revenues	$1,670	$1,534	$4,860	$4,526
Operating income	621	524	1,631	1,306
Net income	400	324	1,025	793

Basic earnings per share	2.33	1.85	5.90	4.54
Diluted earnings per share	2.31	1.84	5.84	4.50
Dividends declared per share	0.3500	0.3500	1.0500	1.0500

Return on capital employed (“ROCE”)(1)	11.3%	9.6%	11.3%	9.6%
Adjusted ROCE(2) (3)	14.1%	11.8%	14.1%	11.8%
Operating ratio	62.8%	65.9%	66.4%	71.1%
Free cash(3) (4)	76	147	610	318

Total assets at September 30	17,225	15,734	17,225	15,734
Total long-term financial liabilities at September 30(5)	4,841	4,694	4,841	4,694

(1)	ROCE is defined as earnings before interest and taxes (“EBIT”) (on a rolling twelve month basis), divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP, and it is discussed further in Section 14, Non-GAAP Measures.
(2)	Adjusted ROCE is defined as EBIT excluding significant items (on a rolling twelve month basis) divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP. Adjusted ROCE and EBIT excluding significant items are discussed further in Section 14, Non-GAAP Measures.
(3)	These measures have no standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. These measures are discussed further in Section 14, Non-GAAP Measures.
(4)	A reconciliation of free cash to GAAP cash position is provided in Section 14, Non-GAAP Measures.
(5)	Excludes deferred income taxes: $2,980 million and $2,499 million; and other non-financial deferred liabilities of $967 million and $1,262 million at September 30, 2014 and 2013, respectively.

6. OPERATING RESULTS

Income

Operating income in the third quarter of 2014 was $621 million, an increase of $97 million, or 19%, from $524 million in the same period of 2013. Operating income increased primarily due to:

•	higher volumes in Crude, Canadian grain, Domestic intermodal, and Metals, minerals and consumer products;

•	efficiency savings generated from improved operating performance, asset utilization and insourcing of certain IT activities;

•	higher freight rates;

•	lower pension expense; and

•	the favourable impact of the change in foreign exchange (“FX”).

These increases in Operating income were partially offset by higher stock-based compensation.

Operating income in the first nine months of 2014 was $1,631 million, an increase of $325 million, or 25% from $1,306 million in the same period of 2013. Operating income increased primarily due to:

•	higher volumes in Canadian grain, Crude, Domestic intermodal, and Metals, minerals and consumer products;

•	efficiency savings generated from improved operating performance, asset utilization and insourcing of certain IT activities;

•	lower pension expense;

•	the favourable impact of the change in FX; and

•	higher freight rates.

These increases in Operating income were partially offset by higher stock-based compensation and the unfavourable impact of harsh winter operating conditions.

Canadian Pacific — 2014 MD&A — Q3

Net income was $400 million in the third quarter of 2014, an increase of $76 million, or 23%, from $324 million in the same period of 2013. Net income was $1,025 million for the first nine months of 2014, an increase of $232 million, or 29%, from $793 million in the same period of 2013. These increases were primarily due to higher Operating income, partially offset by an increase in Income tax expense.

Diluted Earnings per Share

Diluted EPS in the third quarter of 2014 was $2.31, an increase of $0.47, or 26%, from $1.84 in the same period of 2013. Diluted EPS for the first nine months of 2014 was $5.84, an increase of $1.34, or 30%, from $4.50 in the same period of 2013. These increases were primarily due to higher Net income.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as Total operating expenses divided by Total revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The operating ratio was 62.8% in the third quarter of 2014, compared with 65.9% in the same period of 2013. This improvement was primarily due to higher volumes generating higher freight revenues and efficiency savings partially offset by higher stock-based compensation. The operating ratio was 66.4% for the nine months ended September 30, 2014, compared with 71.1% in the same period of 2013. This improvement was primarily due to higher volumes generating higher freight revenues and efficiency savings partially offset by higher stock-based compensation and the impact of harsh winter operating conditions.

Impact of Foreign Exchange on Earnings

Fluctuations in foreign exchange affect the Company’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses increase (decrease) when the Canadian dollar weakens (strengthens) in relation to the U.S. dollar.

Canadian to U.S. dollar
Average exchange rates	2014	2013

For the three months ended - September 30	$1.08	$1.04

For the nine months ended - September 30	$1.09	$1.02

Canadian to U.S. dollar
Exchange rates	2014	2013

Beginning of year - January 1	$1.06	$0.99

Beginning of quarter - July 1	$1.07	$1.05

End of quarter - September 30	$1.12	$1.03

Average Fuel Price

(U.S. dollars per U.S. gallon)	2014	2013
For the three months ended - September 30	$3.39	$3.34
For the nine months ended - September 30	$3.52	$3.45

Canadian Pacific — 2014 MD&A — Q3

7. PERFORMANCE INDICATORS

	For the three months ended September 30			For the nine months ended September 30
	2014	2013(1)	% Change	2014	2013(1)	% Change
Operations performance
Freight gross ton-miles (“GTMs”) (millions)	69,430	64,188	8	203,112	199,098	2
Revenue ton-miles (“RTMs”) (millions)	37,549	34,684	8	110,353	106,838	3
Train miles (thousands)	8,990	8,837	2	27,052	28,476	(5)
Average train weight - excluding local traffic (tons)	8,264	7,817	6	8,037	7,485	7
Average train length - excluding local traffic (feet)	6,912	6,746	2	6,726	6,485	4
Average terminal dwell – (hours)	8.1	7.2	13	8.9	6.9	29
Average train speed – (mph)(2)	18.8	19.1	(2)	17.6	18.6	(5)
Locomotive productivity (daily average GTMs/active horse power (“HP”))	225.9	217.7	4	219.6	213.6	3
Fuel efficiency (U.S. gallons of locomotive fuel consumed / 1000 GTMs)(3)	0.99	1.02	(3)	1.03	1.07	(4)
Total employees (average)(4)	14,699	14,974	(2)	14,577	15,122	(4)
Workforce (end of period)(5)	14,944	15,318	(2)	14,944	15,318	(2)
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.65	1.82	(9)	1.66	1.70	(2)
FRA train accidents per million train-miles	1.62	1.83	(11)	1.29	1.92	(33)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours, and excluding foreign railroad and customer delays.
(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(4)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors and consultants.
(5)	Workforce is defined as total employees plus part time employees, contractors and consultants.

The indicators listed in this table are key measures of the Company’s operating performance. Definitions of these performance indicators are provided in Section 23, Glossary of Terms.

Operations Performance

GTMs for the third quarter of 2014 were 69,430 million which increased by 8%, compared with 64,188 million in the same period of 2013. This increase is primarily due to higher shipments in Crude, Canadian grain, Domestic intermodal, and U.S. grain, partially offset by lower shipments in Coal, International intermodal, Fertilizers and sulphur, and Automotive.

GTMs for the first nine months of 2014 increased by 2% compared to the same period of 2013. This increase was primarily due to higher shipments in Canadian grain, Crude, Domestic intermodal, and Metals, minerals and consumer products.

RTMs for the third quarter of 2014 were 37,549 million, an increase of 8% compared with 34,684 million in the same period of 2013. RTMs for the first nine months of 2014 were 110,353 million, an increase of 3% compared with 106,838 million in the same period of 2013. RTMs are discussed further in Section 8, Lines of Business.

Train miles increased by 2% in the third quarter of 2014, compared to the same period of 2013, but decreased by 5% for the first nine months of 2014, compared to the same period of 2013. The quarterly increase was primarily driven by bulk volume increases, whereas the year-to-date decreases reflect improvements in operating efficiency, from longer, heavier trains.

Canadian Pacific — 2014 MD&A — Q3

Average train weight for the third quarter of 2014 was 8,264 tons, an increase of 447 tons, or 6%, compared with 7,817 tons in the same period of 2013. Average train weight for the first nine months of 2014 increased by 7% compared with the same period of 2013.

Average train length for the third quarter of 2014 was 6,912 feet, an increase of 166 feet, or 2%, compared with 6,746 feet in the same period of 2013 and was 6,726 feet, in the first nine months of 2014, an increase of 4% compared with the same period of 2013.

Average train weight and length benefited significantly from improvements in operating plan efficiency and increased volumes of bulk traffic conveyed in longer, heavier trains. Both of these improvements leverage the siding extensions completed in 2013.

Average terminal dwell, increased by 13% and 29% in the third quarter and the first nine months of 2014, respectively, compared with the same periods of 2013. Average train speed decreased by 2% in the third quarter, and decreased by 5% in the first nine months of 2014, compared with the same periods of 2013. These changes were due to continued operational challenges in the U.S. Midwest.

Locomotive productivity increased by 4% and 3% for the third quarter and the first nine months of 2014, respectively, compared to the same periods of 2013. These increases were primarily the result of reductions in locomotive dwell and continued improvements in train weight.

Fuel efficiency improved by 3% and 4% for the third quarter and the first nine months of 2014, respectively, compared to the same periods of 2013. These improvements were due to the continued execution of the Company’s fuel conservation strategy and increased locomotive productivity from higher average train weight.

The average number of total employees in the third quarter of 2014 decreased by 275, or 2%, compared with the same period in 2013 and decreased by 545, or 4%, in the first nine months of 2014 compared with the same period in 2013. These decreases were primarily due to job reductions as a result of continuing strong operational performance and natural attrition, partially offset by additional Information Services (“IS”) employees as part of the Company’s insourcing strategy. Workforce was further decreased due to fewer contractors.

Canadian Pacific — 2014 MD&A — Q3

8. LINES OF BUSINESS

Total Revenue, Volumes and Freight Rates

	For the three months ended September 30			For the nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Freight revenues (in millions)	$1,629	$1,495	9	$4,745	$4,412	8
Other revenue (in millions)	41	39	5	115	114	1

Total revenues (in millions)	$1,670	$1,534	9	$4,860	$4,526	7

Carloads (in thousands)	687	675	2	1,994	2,002	—
Revenue ton-miles (in millions)	37,549	34,684	8	110,353	106,838	3

Freight revenue per carload (dollars)	$2,372	$2,214	7	$2,380	$2,204	8
Freight revenue per revenue ton-mile (cents)	4.34	4.31	1	4.30	4.13	4

The Company’s revenues are primarily derived from transporting freight. Other revenue is generated from leasing of certain assets, switching fees, contracts with passenger service operators and logistical management services. Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

Freight Revenues

Freight revenues are earned from transporting bulk commodities, merchandise and intermodal goods, and include fuel recoveries billed to the Company’s customers. Freight revenues were $1,629 million in the third quarter of 2014, an increase of $134 million, or 9%, from $1,495 million in the same period of 2013. This increase was primarily due to:

•	higher volumes in Crude, Canadian grain, Domestic intermodal, and Metals, minerals and consumer products;

•	the favourable impact of the change in FX; and

•	higher freight rates.

This increase was partially offset by lower shipments in Coal, as well as declines in International intermodal and Automotive due to the exit of certain customer contracts, and lower Fertilizers and sulphur shipments due to high inventory levels at destination.

Freight revenues were $4,745 million in the first nine months of 2014, an increase of $333 million, or 8%, from $4,412 million in the same period of 2013. This increase was primarily due to:

•	higher volumes in Canadian grain, Crude, Domestic intermodal, and Metals, minerals and consumer products;

•	the favourable impact of the change in FX; and

•	higher freight rates.

This increase was partially offset by lower shipments in International intermodal, Fertilizers and sulphur, and Automotive due to the exit of certain customer contracts and harsh winter operating conditions.

Revenue ton-miles (“RTMs”) were 37,549 million in the third quarter of 2014, an increase of 2,865 million, or 8%, compared to the same period of 2013. This increase was primarily due to higher shipments in Crude, Canadian grain, Domestic intermodal, and U.S. grain.

This increase in RTMs was partially offset by lower shipments in Coal, International intermodal, Fertilizers and sulphur, and Automotive.

RTMs were 110,353 million for the first nine months of 2014, an increase of approximately 3,515 million, or 3%, compared to the same period of 2013. This increase in RTMs was primarily due to higher volumes in Canadian grain, Crude, Domestic intermodal including expressway service between Toronto and Montreal, and frac sand in Metals, minerals and consumer products.

This increase in RTMs was primarily offset by lower shipments in International intermodal due to the exit of certain customer contracts, Fertilizers and sulphur, Forest products, and Coal.

Canadian Pacific — 2014 MD&A — Q3

Fuel Cost Recovery Programs

CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices. Fuel surcharge revenue is earned on individual shipments; as such, fuel surcharge revenue is a function of freight volumes. Short-term volatility in fuel prices may adversely or positively impact expenses and revenues.

Canadian Grain

	For the three months ended September 30			For the nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Freight revenues (in millions)	$248	$212	17	$721	$606	19

Carloads (in thousands)	76	61	25	216	181	19
Revenue ton-miles (in millions)	6,790	5,363	27	19,710	16,010	23

Freight revenue per carload (dollars)	$3,264	$3,512	(7)	$3,336	$3,350	—
Freight revenue per revenue ton-mile (cents)	3.65	3.96	(8)	3.66	3.78	(3)

Canadian grain revenue was $248 million in the third quarter of 2014, an increase of $36 million, or 17%, from $212 million and was $721 million for the first nine months of 2014, an increase of $115 million, or 19%, from $606 million in the same periods of 2013. These increases were primarily due to higher shipments as a result of strong export demand and record Canadian crop production, partially offset by reduced freight rates.

U.S. Grain

	For the three months ended September 30			For the nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Freight revenues (in millions)	$127	$107	19	$348	$309	13

Carloads (in thousands)	44	45	(2)	127	136	(7)
Revenue ton-miles (in millions)	3,011	2,501	20	8,229	7,967	3

Freight revenue per carload (dollars)	$2,878	$2,360	22	$2,746	$2,270	21
Freight revenue per revenue ton-mile (cents)	4.22	4.26	(1)	4.23	3.88	9

U.S. grain revenue was $127 million in the third quarter of 2014, an increase of $20 million, or 19%, from $107 million in the same period of 2013. This increase was primarily due to:

•	higher shipments destined for the Pacific Northwest due to increased U.S. crop production in areas served by CP;

•	the favourable impact of the change in FX; and

•	higher freight rates.

This increase was partially offset by lower shipments to certain areas of the U.S. Midwest.

U.S. grain revenue was $348 million for the first nine months of 2014, an increase of $39 million, or 13%, from $309 million in the same period of 2013. This increase was primarily due to increased volume to the Pacific Northwest in the third quarter of 2014, partially offset by lower shipments due to harsh winter operating conditions in the first quarter of 2014.

Canadian Pacific — 2014 MD&A — Q3

Coal

	For the three months ended September 30			For the nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Freight revenues (in millions)	$150	$177	(15)	$463	$470	(1)

Carloads (in thousands)	73	90	(19)	233	246	(5)
Revenue ton-miles (in millions)	5,422	6,440	(16)	16,804	17,396	(3)

Freight revenue per carload (dollars)	$2,040	$1,952	5	$1,987	$1,912	4
Freight revenue per revenue ton-mile (cents)	2.76	2.76	—	2.76	2.70	2

Coal revenue was $150 million in the third quarter of 2014, a decrease of $27 million, or 15%, from $177 million in the same period of 2013. This decrease was due to lower shipments of Canadian originating metallurgical coal and U.S. originating thermal coal, partially offset by higher freight rates.

Coal revenue was $463 million for the first nine months of 2014, a decrease of $7 million, or 1%, from $470 million in the same period of 2013. This decrease was primarily due to lower U.S. originated thermal coal shipments, partially offset by:

•	higher Canadian originating shipments of metallurgical coal;

•	higher freight rates; and

•	the favourable impact of the change in FX.

Potash

	For the three months ended September 30			For the nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Freight revenues (in millions)	$70	$66	6	$251	$243	3

Carloads (in thousands)	24	24	—	85	89	(4)
Revenue ton-miles (in millions)	2,812	2,583	9	10,219	10,473	(2)

Freight revenue per carload (dollars)	$2,917	$2,842	3	$2,951	$2,728	8
Freight revenue per revenue ton-mile (cents)	2.51	2.64	(5)	2.46	2.32	6

Potash revenue was $70 million in the third quarter of 2014, an increase of $4 million, or 6%, from $66 million in the same period of 2013. This increase was primarily due to:

•	higher export potash shipments;

•	the favourable impact of the change in FX; and

•	higher freight rates.

This increase was partially offset by lower domestic potash shipments caused by high inventory levels at destination.

Potash revenue was $251 million for the first nine months of 2014, an increase of $8 million, or 3%, from $243 million in the same period of 2013. This increase was primarily due to the favourable impact of the change in FX and higher freight rates, partially offset by the impact of the harsh winter operating conditions in the first quarter of 2014.

Canadian Pacific — 2014 MD&A — Q3

Fertilizers and Sulphur

	For the three months ended September 30			For the nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Freight revenues (in millions)	$55	$63	(13)	$173	$201	(14)

Carloads (in thousands)	15	17	(12)	46	55	(16)
Revenue ton-miles (in millions)	915	1,179	(22)	3,119	3,847	(19)

Freight revenue per carload (dollars)	$3,835	$3,834	—	$3,790	$3,670	3
Freight revenue per revenue ton-mile (cents)	6.06	5.32	14	5.56	5.23	6

Fertilizers and sulphur revenue was $55 million in the third quarter of 2014, a decrease of $8 million, or 13%, from $63 million and was $173 million for the first nine months of 2014, a decrease of $28 million, or 14%, from $201 million in the same periods of 2013. These decreases were primarily due to overall lower shipments due to high inventory levels at destination, as well as lower shipments of sulphur due to the delayed return to full production of customer facilities, partially offset by the favourable impact of the change in FX and higher freight rates.

Forest Products

	For the three months ended September 30			For the nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Freight revenues (in millions)	$52	$51	2	$152	$157	(3)

Carloads (in thousands)	15	15	—	44	51	(14)
Revenue ton-miles (in millions)	1,036	1,093	(5)	2,959	3,583	(17)

Freight revenue per carload (dollars)	$3,426	$3,145	9	$3,443	$3,096	11
Freight revenue per revenue ton-mile (cents)	5.01	4.66	8	5.13	4.38	17

Forest products revenue was $52 million in the third quarter of 2014, an increase of $1 million, or 2%, from $51 million in the same period of 2013. This increase was primarily due to:

•	strong lumber demand with existing customers;

•	the favourable impact of the change in FX; and

•	higher freight rates.

The increase was partially offset by the exit of certain lumber customer contracts in Western Canada and lower pulp and paper shipments due to customer production issues.

Forest products revenue was $152 million for the first nine months of 2014, a decrease of $5 million, or 3%, from $157 million in the same period of 2013. This decrease was primarily due to the exit of certain lumber customer contracts in Western Canada and lower pulp and paper shipments, partially offset by strong lumber demand with existing customers.

Canadian Pacific — 2014 MD&A — Q3

Chemicals and Plastics

	For the three months ended September 30			For the nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Freight revenues (in millions)	$160	$142	13	$462	$419	10

Carloads (in thousands)	52	49	6	146	148	(1)
Revenue ton-miles (in millions)	3,409	3,218	6	9,941	10,187	(2)

Freight revenue per carload (dollars)	$3,097	$2,899	7	$3,176	$2,825	12
Freight revenue per revenue ton-mile (cents)	4.68	4.40	6	4.65	4.10	13

Chemicals and plastics revenue was $160 million in the third quarter of 2014, an increase of $18 million, or 13%, from $142 million and was $462 million for the first nine months of 2014, an increase of $43 million, or 10%, from $419 million in the same periods of 2013. These increases were primarily due to:

•	higher volumes of liquefied petroleum gas, fuel oils and asphalt as a result of strong market demand;

•	the favourable impact of the change in FX; and

•	higher freight rates.

The increases in the first nine months of 2014 were partially offset by lower shipments of biofuels in the first six months of 2014 due to supply chain issues.

Crude

	For the three months ended September 30			For the nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Freight revenues (in millions)	$136	$78	74	$354	$267	33

Carload (in thousands)	31	19	63	80	65	23
Revenue ton-miles (in millions)	4,625	2,894	60	11,799	10,025	18

Freight revenue per carload (dollars)	$4,436	$4,072	9	$4,446	$4,107	8
Freight revenue per revenue ton-miles (cents)	2.93	2.69	9	3.00	2.66	13

Crude revenue was $136 million in the third quarter of 2014, an increase of $58 million, or 74%, from $78 million and was $354 million for the first nine months of 2014, an increase of $87 million, or 33%, from $267 million in the same periods of 2013. These increases were primarily due to:

•	increased shipments originating from the Bakken region and Western Canada;

•	the favourable impact of the change in FX; and

•	higher freight rates.

Canadian Pacific — 2014 MD&A — Q3

Metals, Minerals and Consumer Products

	For the three months ended September 30			For the nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Freight revenues (in millions)	$190	$164	16	$521	$449	16

Carloads (in thousands)	71	61	16	187	173	8
Revenue ton-miles (in millions)	2,993	2,825	6	8,404	7,675	9

Freight revenue per carload (dollars)	$2,697	$2,700	—	$2,785	$2,599	7
Freight revenue per revenue ton-mile (cents)	6.36	5.83	9	6.20	5.86	6

Metals, minerals and consumer products revenue was $190 million in the third quarter of 2014, an increase of $26 million, or 16%, from $164 million and was $521 million for the first nine months of 2014, an increase of $72 million, or 16%, from $449 million in the same periods of 2013. These increases were primarily due to:

•	higher volumes as a result of strong frac sand demand;

•	the favourable impact of the change in FX; and

•	higher freight rates.

Automotive

	For the three months ended September 30			For the nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Freight revenues (in millions)	$83	$95	(13)	$275	$298	(8)

Carload (in thousands)	33	35	(6)	100	108	(7)
Revenue ton-miles (in millions)	420	533	(21)	1,531	1,766	(13)

Freight revenue per carload (dollars)	$2,519	$2,747	(8)	$2,741	$2,747	—
Freight revenue per revenue ton-mile (cents)	19.74	17.70	12	17.99	16.86	7

Automotive revenue was $83 million in the third quarter of 2014, a decrease of $12 million, or 13%, from $95 million in the same period of 2013. This decrease was primarily due to the exit of a customer contract, partially offset by the favourable impact of the change in FX.

Automotive revenue was $275 million for the first nine months of 2014, a decrease of $23 million, or 8%, from $298 million in the same period of 2013. This decrease was due to continued operational challenges in the U.S. Midwest following harsh winter operating conditions and the exit of a customer contract, partially offset by the favourable impact of the change in FX and the movement of one-time dimensional loads in 2014.

Canadian Pacific — 2014 MD&A — Q3

Domestic Intermodal

	For the three months ended September 30			For the nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Freight revenues (in millions)	$202	$170	19	$579	$511	13

Carloads (in thousands)	111	93	19	318	275	16
Revenue ton-miles (in millions)	3,076	2,565	20	8,713	7,628	14

Freight revenue per carload (dollars)	$1,819	$1,820	—	$1,823	$1,857	(2)
Freight revenue per revenue ton-mile (cents)	6.57	6.63	(1)	6.65	6.69	(1)

Domestic intermodal revenue was $202 million in the third quarter of 2014, an increase of $32 million, or 19%, from $170 million in the same period of 2013 and was $579 million for the first nine months of 2014, an increase of $68 million, or 13%, from $511 million in the same period of 2013. These increases were primarily due to higher volumes including expressway service between Toronto and Montreal, as well as the favourable impact of the change in FX.

International Intermodal

	For the three months ended September 30			For the nine months ended September 30
	2014	2013	% Change	2014	2013	% Change
Freight revenues (in millions)	$156	$170	(8)	$446	$482	(7)

Carload (in thousands)	142	166	(14)	412	475	(13)
Revenue ton-miles (in millions)	3,040	3,490	(13)	8,925	10,281	(13)

Freight revenue per carload (dollars)	$1,090	$1,024	6	$1,079	$1,014	6
Freight revenue per revenue ton-mile (cents)	5.11	4.86	5	4.99	4.68	7

International intermodal revenue was $156 million in the third quarter of 2014, a decrease of $14 million, or 8%, from $170 million in the same period of 2013 and was $446 million for the first nine months of 2014, a decrease of $36 million, or 7%, from $482 million in the same period of 2013. These decreases were primarily due to the exit of certain customer contracts, partially offset by:

•	higher transcontinental container volumes from existing customers;

•	the favourable impact of the change in FX; and

•	higher freight rates.

Other Revenues

Other revenues were $41 million in the third quarter of 2014, an increase of $2 million, or 5%, from $39 million in the same period of 2013. This increase was primarily due to higher leasing revenues.

Other revenues were $115 million for the first nine months of 2014, essentially unchanged from the same period of 2013.

Canadian Pacific — 2014 MD&A — Q3

9. OPERATING EXPENSES

	For the three months ended September 30			For the nine months ended September 30
(in millions)	2014	2013	% Change	2014	2013	% Change
Operating expenses
Compensation and benefits(1)	$347	$324	7	$1,034	$1,050	(2)
Fuel	249	226	10	793	742	7
Materials(1)	47	36	31	146	115	27
Equipment rents	36	44	(18)	117	134	(13)
Depreciation and amortization	135	139	(3)	413	421	(2)
Purchased services and other(1)	235	241	(2)	726	758	(4)

Total operating expenses	$1,049	$1,010	4	$3,229	$3,220	—

(1)	Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from Purchased services and other to Compensation and benefits and Materials within Operating expenses.

Operating expenses were $1,049 million in the third quarter of 2014, an increase of $39 million, or 4%, from $1,010 million in the same period of 2013. This increase was primarily due to:

•	higher stock-based compensation primarily driven by an increase in stock price;

•	higher volume variable expenses as a result of an increase in workload, as measured by GTMs; and

•	the unfavourable impact of the change in FX.

These increases were partially offset by efficiencies generated from improved operating performance, asset utilization, insourcing of certain IT activities, and lower pension expense.

Operating expense was $3,229 million for the first nine months of 2014, an increase of $9 million from $3,220 million in the same period of 2013. This increase was primarily due to:

•	the unfavourable impact of the change in FX;

•	higher stock-based compensation and higher incentive compensation resulting from improved corporate performance;

•	higher freight car repair and track maintenance materials costs;

•	wage and benefit inflation; and

•	higher fuel prices.

These increases were partially offset by:

•	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities;

•	lower pension expense; and

•	lower casualty expense.

Compensation and Benefits

Compensation and benefits expense was $347 million in the third quarter of 2014, an increase of $23 million, or 7%, from $324 million in the same period of 2013. This increase was primarily due to:

•	higher stock-based compensation primarily driven by an increase in stock price;

•	wage and benefit inflation;

•	higher volume variable expenses as a result of an increase in workload as measured by GTMs; and

•	crew training expenses as a result of increased hires to meet business demand and attrition.

These increases were partially offset by:

•	lower pension expense;

•	lower costs achieved through a smaller workforce; and

•	road and yard crew efficiencies resulting from continuing strong operational performance.

Compensation and benefits expense was $1,034 million for the first nine months of 2014, a decrease of $16 million, or 2%, from $1,050 million in the same period of 2013. This decrease was primarily due to:

•	lower pension expense;

•	lower costs achieved through a smaller workforce; and

•	road and yard efficiencies as a result of continuing strong operational performance.

Canadian Pacific — 2014 MD&A — Q3

This decrease was partially offset by:

•	higher stock-based compensation and higher incentive compensation resulting from improved corporate performance;

•	wage and benefit inflation;

•	the unfavourable impact of the change in FX; and

•	an increase in IS personnel as part of the Company’s insourcing strategy, offset by efficiency savings recorded in Purchased services and other.

Fuel

Fuel expense was $249 million in the third quarter of 2014, an increase of $23 million, or 10%, from $226 million in the same period of 2013. This increase was primarily due to:

•	an increase in workload, as measured by GTMs;

•	the unfavourable change in FX; and

•	increased fuel prices.

These increases were partially offset by improvements in fuel efficiency as a result of increased train weights and focus on the fuel conservation strategies of the Company’s operating plan.

Fuel expense was $793 million for the first nine months of 2014, an increase of $51 million, or 7%, from $742 million in the same period of 2013. This increase was primarily due to:

•	the unfavourable change in FX;

•	increased fuel prices; and

•	an increase in workload, as measured by GTMs.

These increases were partially offset by improvements in fuel efficiency as a result of increased train weights and focus on the fuel conservation strategies of the Company’s operating plan.

Materials

Materials expense was $47 million in the third quarter of 2014, an increase of $11 million, or 31%, from $36 million in the same period of 2013 and was $146 million for the first nine months of 2014, an increase of $31 million, or 27%, from $115 million in the same period of 2013. These increases were primarily due to increased freight car repairs and increased track maintenance activities.

Equipment Rents

Equipment rents expense was $36 million in the third quarter of 2014, a decrease of $8 million, or 18%, from $44 million and was $117 million for the first nine months of 2014, a decrease of $17 million, or 13%, from $134 million in the same periods of 2013. These decreases were a result of operating efficiencies, resulting in the Company requiring fewer assets, thereby permitting the return or sublease of certain leased freight cars and locomotives.

Depreciation and Amortization

Depreciation and amortization expense was $135 million in the third quarter of 2014, a decrease of $4 million, or 3%, from $139 million in the same period of 2013 and was $413 million for the first nine months of 2014, a decrease of $8 million, or 2%, from $421 million in the same period of 2013. These decreases were primarily due to:

•	the favourable impact of depreciation studies implemented in 2014;

•	a decrease in accelerated depreciation of IT assets; and

•	lower depreciable assets resulting from the sale of the west end of Dakota, Minnesota and Eastern Railroad (“DM&E West”).

These decreases were partially offset by higher depreciable assets as a result of the Company’s capital program as well as the change in FX.

Canadian Pacific — 2014 MD&A — Q3

Purchased Services and Other

	For the three months ended September 30			For the nine months ended September 30
(in millions)	2014	2013	% Change	2014	2013	% Change
Purchased services and other
Support and facilities	$90	$93	(3)	$280	$292	(12)
Track and operations(1)	59	55	7	152	156	(3)
Intermodal	43	40	8	123	118	4
Equipment(1)	32	40	(20)	128	135	(5)
Casualty	8	13	(38)	23	59	(61)
Other(1)	5	7	(29)	29	18	61
Land sales	(2)	(7)	71	(9)	(20)	55

Total purchased services and other	$235	$241	(2)	$726	$758	(4)

(1)	Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from Purchased services and other to Compensation and benefits and Materials within Operating expenses.

Purchased services and other expense was $235 million in the third quarter of 2014, a decrease of $6 million, or 2% from $241 million in the same period of 2013. This decrease was primarily due to:

•	efficiencies generated from insourcing of certain IT activities;

•	lower locomotive overhauls as certain older locomotives undergo a life extension program; and

•	lower casualty expense.

These decreases were partially offset by:

•	lower land sales;

•	higher engineering maintenance work and dismantling costs, included in Track and operations;

•	higher corporate sponsorships and donations, reported in Support and facilities; and

•	higher intermodal expenses related to pick up and delivery service, reported in Intermodal.

Purchased services and other expense was $726 million for the first nine months of 2014, a decrease of $32 million, or 4%, from $758 million in the same period of 2013. This decrease was primarily due to:

•	lower casualty expense;

•	efficiencies generated from insourcing of certain IT activities;

•	higher engineering overhead recoveries; and

•	lower interline expenses related to reduced workload, included in Track and operations.

These decreases were partially offset by:

•	the unfavourable impact of the change in FX;

•	lower land sales;

•	higher engineering maintenance work and dismantling costs, included in Track and operations;

•	a favourable settlement of litigation in 2013 related to management transition, included in Other;

•	higher corporate sponsorships and donations, reported in Support and facilities; and

•	higher intermodal expenses related to pick up & delivery service, reported in Intermodal.

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges was an expense of $1 million in the third quarter of 2014, compared to $nil in the same period of 2013. This increase was primarily due to higher FX losses.

Other income and charges was an expense of $4 million for the first nine months of 2014, compared to an expense of $11 million in the same period of 2013. This improvement was primarily due to higher FX gains and equity earnings.

Net Interest Expense

Net interest expense was $70 million and $209 million in the third quarter and the first nine months of 2014, respectively, essentially unchanged from the same periods of 2013.

Income Taxes

Income tax expense was $150 million in the third quarter of 2014, an increase of $20 million, or 15%, from $130 million in the same period of 2013. This increase was primarily due to higher taxable earnings and a higher estimated annual effective income tax rate in 2014.

Canadian Pacific — 2014 MD&A — Q3

Income tax expense was $393 million for the first nine months of 2014, an increase of $99 million, or 34%, from $294 million in the same period of 2013. This increase was due to higher taxable earnings and a higher estimated annual effective income tax rate in 2014, and the recognition of a U.S federal track maintenance tax credit for 2012 that was enacted and reported in the first quarter of 2013.

The estimated annual effective income tax rate for the third quarter was 27.2% and the first nine months of 2014 was 27.7%, compared with an effective tax rate of 28.6% and 27.1% respectively in the same periods in 2013. The decrease for the third quarter of 2013 was primarily due to the increase in the province of British Columbia’s corporate income tax rate in 2013. As a result, the Company recalculated its deferred income tax liability as at January 1, 2013 based on this change and recorded an income tax expense of $7 million in the third quarter of 2013. The increase for the first nine months was primarily due to the 2012 U.S federal track maintenance tax credit and higher pre-tax net income in 2014.

The Company expects an annual effective income tax rate in 2014 of approximately 27.7%, which is based on certain estimates and assumptions for the year, discussed further in Section 20, Business Risks.

11. QUARTERLY FINANCIAL DATA

For the quarter ended
(in millions, except	2014		2013				2012
per share data)	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Total revenues	$1,670	$1,681	$1,509	$1,607	$1,534	$1,497	$1,495	$1,502
Operating income	621	587	423	114	524	420	362	60
Net income	400	371	254	82	324	252	217	15

Basic earnings per share	$2.33	$2.13	$1.45	$0.47	$1.85	$1.44	$1.25	$0.08
Diluted earnings per share	$2.31	$2.11	$1.44	$0.47	$1.84	$1.43	$1.24	$0.08

Quarterly Trends

Volumes and revenues from certain goods are stronger during different periods of the year. Second and third quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to lower freight revenue and higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

12. CHANGES IN ACCOUNTING POLICY

Future Accounting Changes

Reporting discontinued operations and disclosures of disposals of components

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, an amendment to FASB Accounting Standards Codification (“ASC”) Topic 205 and Topic 360. The update amends the definition of a discontinued operation in Topic 205, expands disclosure requirements for transactions that meet the definition of a discontinued operation and requires entities to disclose information about individually significant components that are disposed of or held for sale and do not qualify as discontinued operations. In addition, an entity is required to separately present assets and liabilities of a discontinued operation for all comparative periods and separately present assets and liabilities of assets held for sale in the initial period in which the disposal group is classified as held for sale on the face of the consolidated balance sheets. For each period in which assets and liabilities are separately presented on the consolidated balance sheets, those amounts should not be offset and presented as a single amount. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2014 and will be applied prospectively. The adoption of this ASU is not expected to have a material impact to the Company’s financial statements.

Revenue from contracts with customers

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, a new FASB ASC Topic 606 which supersedes the revenue recognition requirements in Topic 605 and most industry-specific guidance throughout the Industry Topics of the Codification. This new standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires enhanced disclosures about revenue to help users of financial statements to understand the nature, amount, timing and

Canadian Pacific — 2014 MD&A — Q3

uncertainty of revenue and cash flows arising from contracts with customers. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2016. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the ASU. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of this new standard but does not expect the impact to be material.

13. LIQUIDITY AND CAPITAL RESOURCES

CP believes adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18, Contractual Commitments and Section 19, Future Trends and Commitments. The Company is not aware of any trends or expected fluctuations in the Company’s liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 20, Business Risks. The following discussion of operating, investing and financing activities describes the Company’s indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $534 million in the third quarter of 2014, an increase of $30 million from $504 million in the same period of 2013 and was $1,466 million for the first nine months of 2014, an increase of $175 million from $1,291 million in the same period of 2013. These increases were largely due to improved earnings partially offset by higher income taxes paid. In addition, the increase in the first nine months of 2014 compared to the same period in 2013 is also partially offset by an increase in accounts receivable resulting from higher customer billings and a slowdown in the Company’s collections rate.

Investing Activities

Cash used in investing activities was $85 million in the third quarter of 2014, a decrease of $450 million from $535 million in the same period of 2013. Cash used in investing activities was $347 million for the first nine months of 2014, a decrease of $790 million from $1,137 million in the same period of 2013. These decreases were largely due to a reduction in Restricted cash and cash equivalents related to the collateralizing of letters of credit, discussed further in Section 20, Business Risks. The decrease in the first nine months of 2014 reflected the proceeds received from the sale DM&E West.

Additions to properties (“capital programs”) in 2014 are expected to be approximately $1.3 billion. Planned capital programs include approximately $850 million to $875 million to preserve capacities through replacement or renewal of depleted assets, between $200 million and $250 million for network capacity expansions, business development projects and productivity initiatives, up to $120 million to opportunistically acquire core assets currently leased, and between $50 million and $75 million to address capital regulated by governments, principally Positive Train Control (“PTC”) and locomotive engine upgrades to meet emission standards.

The Company’s capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. These assumptions and other factors affecting the Company’s expectations for 2014 are discussed further in Section 20, Business Risks.

Financing Activities

Cash used in financing activities was $509 million in the third quarter of 2014, an increase of $434 million from $75 million used in the same period of 2013 and was $1,282 million for the first nine months of 2014, an increase of $1,123 million from $159 million used in the same period of 2013.

These increases were largely due to payments made to buy back shares under the share repurchase program, discussed further in Section 15, Shareholder Returns and a repayment of a capital lease in the first nine months of 2014.

The Company has available, as sources of financing, up to U.S. $2 billion under its revolving credit facility and up to $193 million under its bilateral letter of credit facilities, discussed further in Section 20, Business Risks.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholders’ equity as presented on the Company’s Interim Consolidated Balance Sheets. At September 30, 2014, the Company’s debt to total capitalization decreased to 40.8%, compared with 44.2% at September 30, 2013. This decrease was largely due to an increase in equity driven by the increase in the funded status of the Company’s defined benefit pension and other benefit plans and by earnings during the last twelve months, partially offset by the share repurchase program discussed further in Section 15, Shareholder Returns.

Canadian Pacific — 2014 MD&A — Q3

Interest Coverage Ratio

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of the Company’s debt servicing capabilities, and how these have changed, period over period and in comparison to the Company’s peers. Interest coverage ratio is measured, on a rolling twelve month basis, as EBIT divided by Net interest expense, discussed further in Section 14, Non-GAAP Measures. At September 30, 2014, the Company’s interest coverage ratio was 6.2, compared with 4.9 at September 30, 2013. This improvement was primarily due to an improvement in EBIT, based on the twelve month period ending September 30, 2014. EBIT was impacted by labour restructuring, asset impairment charges, and management transition costs, discussed further in Section 14, Non-GAAP Measures.

Excluding these significant items from EBIT, Adjusted interest coverage ratio, discussed further in Section 14, Non-GAAP Measures, was 7.8 at September 30, 2014, compared with 6.0 at September 30, 2013. This increase was primarily due to an increase in Adjusted EBIT based on the twelve month period ending September 30, 2014, discussed further in Section 14, Non-GAAP Measures.

Credit Measures

Credit ratings provide information relating to the Company’s financing costs, liquidity and operations and affect the Company’s ability to obtain short-term and long-term financing and/or the cost of such financing.

A mid-investment grade credit rating is an important measure in assessing the Company’s ability to maintain access to public financing and to minimize cost of capital. It also affects the ability of the Company to engage in certain collateralized business activities on a cost effective basis which is discussed further in Section 20, Business Risks.

Credit ratings and outlooks are based on the rating agencies’ methodologies and can change from time to time to reflect their views of CP. Their views are affected by numerous factors including, but not limited to, the Company’s financial position and liquidity along with external factors beyond the Company’s control.

On April 16, 2014, Standard & Poor’s Ratings Services raised CP’s long-term corporate credit rating to “BBB” from “BBB-” and assigned a positive outlook to the rating.

On April 24, 2014, Moody’s Investors Service upgraded CP’s senior unsecured ratings to Baa2 from Baa3 and assigned a positive outlook to the rating.

On June 5, 2014, DBRS upgraded CP’s Issuer Rating, Unsecured Debentures and Medium-Term Notes ratings to “BBB” from “BBB(low)” and assigned a positive outlook to the ratings.

Adjusted net debt to Adjusted earnings before interest, tax, depreciation and amortization (“EBITDA”) is a non-GAAP measure that management uses to evaluate CP’s financial discipline with respect to capital markets credit sensitivities. The Company’s goal is to maintain a degree of continuity and predictability for investors by meeting a minimum threshold.

Adjusted net debt to adjusted EBITDA for the years ended December 31, 2013, 2012, and 2011 was 2.2, 3.2, and 4.1 times, respectively. The improvement in this measure reflects the Company’s improved net income and a net asset position for the Company’s main Canadian defined benefit pension plan at December 31, 2013. Adjusted net debt to Adjusted EBITDA is discussed further in Section 14, Non-GAAP Measures.

Free Cash

Free cash and cash flow before dividends are non-GAAP measures that management considers to be indicators of liquidity. These measures are used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provide comparable measures for period to period changes. There was positive free cash of $76 million in the third quarter of 2014, compared with the positive free cash of $147 in the same period of 2013. The decrease in free cash in the third quarter was primarily due to higher capital additions.

There was positive free cash of $610 million for the first nine months of 2014, compared with positive free cash of $318 million for the same period of 2013. The improvement in free cash of $292 was primarily due to improved earnings and included proceeds received from the sale of DM&E West, partially offset by higher capital additions.

Free cash is affected by the seasonal fluctuations discussed further in Section 11, Quarterly Financial Data and by other factors including the size of the Company’s capital programs. Capital additions were $414 million in the third quarter of 2014, $116 million higher than in the same period of 2013. Capital additions were $936 million for the first

Canadian Pacific — 2014 MD&A — Q3

nine months of 2014, $134 million higher than in the same period of 2013. Our 2014 capital programs are discussed further above in Investing Activities.

14. NON-GAAP MEASURES

The Company presents non-GAAP measures, cash flow information and credit metrics to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with the results of operations in prior periods. These non-GAAP measures may exclude other specified items that are not among the Company’s normal ongoing revenues and operating expenses or may be adjusted for certain off-balance sheet obligations. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, may not be comparable to similar measures presented by other companies.

Operating income, excluding significant items, provides a measure of the profitability of the railway on an ongoing basis. Operating ratio, excluding significant items, calculated as operating expenses, excluding significant items divided by revenues, provides the percentage of revenues used to operate the railway on an ongoing basis.

Income, excluding significant items, provides management with a measure of income that allows a multi-period assessment of long-term profitability and also allows management and other external users of the Company’s consolidated financial statements to compare profitability on a long-term basis with that of the Company’s peers.

Diluted earnings per share, excluding significant items, provides the same information on a per share basis.

Significant Items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are not normal course business activities. The following significant items were discussed in further detail in Section 9, Operating Expenses, Section 10, Other Income Statement Items, Section 15, Non-GAAP Measures, and Section 20, Future Trends and Commitments of the annual 2012 and 2013 MD&A, which is herein incorporated by reference.

There were no significant items in the second or third quarter of 2014.

In the first quarter of 2014, CP recorded a recovery of $4 million ($3 million after tax) for the Company’s 2012 labour restructuring initiative due to favourable experience gains, recorded in Compensation and benefits.

In 2013, CP recorded the following significant items in Net income:

•	in the fourth quarter, an asset impairment charge and accruals for future costs totaling $435 million ($257 million after tax) relating to the sale of DM&E West which closed in the second quarter of 2014;

•	in the fourth quarter, management transition costs of $5 million ($4 million after tax);

•	in the fourth quarter, a recovery of $7 million ($5 million after tax) for our 2012 labour restructuring initiative due to favourable experience gains;

•	in the third quarter, an Income tax expense of $7 million as a result of the change in the province of British Columbia’s corporate income tax rate; and

•	in the first quarter, a recovery of U.S. $9 million (U.S.$6 million after tax) from a litigation settlement.

In the fourth quarter of 2012, CP recorded three significant items in Net income:

•	an asset impairment charge of $80 million ($59 million after tax) related to a certain series of locomotives;

•	an asset impairment charge of $185 million ($111 million after tax) with respect to the option to build into the Powder River Basin and another investment; and

•	a labour restructuring charge of $53 million ($39 million after tax).

The following tables reconcile the noted non-GAAP measures to the respective nearest reported GAAP measures.

Canadian Pacific — 2014 MD&A — Q3

Reconciliation of Non-GAAP measures to GAAP measures

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2014	2013	2014	2013
Operating income, excluding significant items	$621	$524	$1,627	$1,297

Add significant items:
Labour restructuring	—	—	4	—
Management transition costs	—	—	—	9

Operating income as reported	$621	$524	$1,631	$1,306

Income, excluding significant items	$400	$331	$1,022	$794

Add significant items, net of tax:
Labour restructuring	—	—	3	—
Management transition costs	—	—	—	6
Income tax rate change	—	(7)	—	(7)

Net income as reported	$400	$324	$1,025	$793

	For the three months		For the nine months		For the year
	ended September 30		ended September 30		ended Dec 31
	2014	2013	2014	2013	2013
Diluted earnings per share, excluding significant items	$2.31	$1.88	$5.82	$4.51	$6.42

Add significant items:
Labour restructuring	—	—	0.02	—	0.03
Management transition costs	—	—	—	0.03	0.01
Asset impairments	—	—	—	—	(1.46)
Income tax rate change	—	(0.04)	—	(0.04)	(0.04)

Diluted earnings per share as reported	$2.31	$1.84	$5.84	$4.50	$4.96

	For the three months		For the nine months
	ended September 30		ended September 30
	2014	2013	2014	2013
Operating ratio, excluding significant items	62.8%	65.9%	66.6%	71.3%

Add significant items:
Labour restructuring	—	—	(0.2)%	—
Management transition costs	—	—	—	(0.2)%

Operating ratio as reported	62.8%	65.9%	66.4%	71.1%

(in millions)	2014	2013
Adjusted EBIT for the twelve months ended September 30(1)	$2,164	$1,661

Add significant items:
Labour restructuring	11	(53)
Asset impairments	(435)	(265)
Management transition costs	(5)	9

EBIT for the twelve months ended September 30(1)	$1,735	$1,352
Add:
Other income and charges	10	14

Operating income for the twelve months ended September 30(1)	$1,745	$1,366

(1)	The amount is calculated on a rolling twelve month basis.

Canadian Pacific — 2014 MD&A — Q3

Free Cash

Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from FX fluctuations. Free cash is discussed further in Section 13, Liquidity and Capital Resources. Cash provided by financing activities, excluding dividend payments, reflects financing activities cash flow not included in the computation of free cash. Cash flow before dividends is calculated as cash provided by operating activities less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit.

Reconciliation of Free Cash

	For the three months		For the nine months
(Reconciliation of free cash to GAAP cash position)	ended September 30		ended September 30
(in millions)	2014	2013	2014	2013
Cash provided by operating activities	$534	$504	$1,466	$1,291
Cash used in investing activities	(85)	(535)	(347)	(1,137)
Change in restricted cash and cash equivalents used to collateralize letters of credit(1)	(318)	247	(327)	346
Dividends paid	(61)	(62)	(184)	(183)
Foreign exchange effect on cash and cash equivalents	6	(7)	2	1

Free cash	$76	$147	$610	$318
Cash (used in) provided by financing activities, excluding dividend payment	(448)	(13)	(1,098)	24
Change in restricted cash and cash equivalents used to collateralize letters of credit(1)	318	(247)	327	(346)

Decrease in cash and cash equivalents, as shown on the Interim Consolidated Statements of Cash Flows	$(54)	$(113)	$(161)	$(4)
Cash and cash equivalents at beginning of period	369	442	476	333

Cash and cash equivalents at end of period	$315	$329	$315	$329

(1)	Changes in Restricted cash and cash equivalents related to collateralized letters of credit are discussed further in Section 20, Business Risks.

Interest Coverage Ratio

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of the Company’s debt servicing capabilities, and how these have changed, period over period and in comparison to the Company’s peers. The ratio, measured as EBIT divided by Net interest expense is reported quarterly and is measured on a rolling twelve month basis.

The interest coverage ratio, excluding significant items, also referred to as Adjusted interest coverage ratio, is calculated as Adjusted EBIT divided by Net interest expense. By excluding significant items which affect EBIT, Adjusted interest coverage ratio provides a metric that is more comparable on a period to period basis. Interest coverage ratio and Adjusted interest coverage ratio are discussed further in Section 13, Liquidity and Capital Resources.

Calculation of Interest Coverage Ratio

(in millions)	2014	2013
EBIT for the twelve months ended September 30(1)	$1,735	$1,352

Adjusted EBIT for the twelve months ended September 30(1)	$2,164	$1,661

Net interest expense(1)	$279	$277

Interest coverage ratio(1)	6.2	4.9

Adjusted interest coverage ratio(1)	7.8	6.0

(1)	The amount is calculated on a rolling twelve month basis.

Canadian Pacific — 2014 MD&A — Q3

ROCE

ROCE is a measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. ROCE, excluding significant items, also referred to as Adjusted ROCE is calculated as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. By excluding significant items which affect EBIT, Adjusted ROCE provides a metric that is more comparable on a period to period basis. ROCE and Adjusted ROCE are discussed further in Section 15, Shareholder Returns.

Adjusted EBIT is calculated as Operating income, excluding significant items less Other income and charges and significant items that are reported in Other income and charges on the Company’s income statement.

Calculation of Adjusted ROCE

(in millions)	2014	2013
EBIT for the twelve months September 30	$1,735	$1,352

Adjusted EBIT for the twelve months ended September 30	$2,164	$1,661

Average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt	$15,336	$14,052

ROCE	11.3%	9.6%

Adjusted ROCE(1)	14.1%	11.8%

(1)	Adjusted ROCE is defined as Adjusted EBIT divided by the average for twelve months of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP.

Adjusted Debt to Adjusted EBITDA

Adjusted debt is defined as Long-term debt, Long-term debt maturing within one year and short-term borrowing as reported on the Company’s Balance Sheets adjusted for unfunded pension and other benefits liability, net of tax and the net present value of operating leases, which is discounted by the Company’s effective interest rate for each of the years presented. Adjusted EBITDA is calculated as Adjusted EBIT plus Depreciation and amortization, adjusted for net periodic pension and other benefit cost and operating lease expense.

The following tables reconcile Adjusted debt to Long-term debt and Adjusted EBITDA to Adjusted EBIT for the years ended December 31, 2013, 2012, and 2011.

Reconciliation of Adjusted debt to Long-term debt

(in millions)	2013	2012	2011
Adjusted debt as at December 31	$5,394	$6,247	$6,395
Less:
Net unfunded pension and other benefits liability, net of tax	—	(1,042)	(1,004)
Net present value of operating leases(1)	(518)	(515)	(619)

Long-term debt as at December 31	$4,876	$4,690	$4,772

(1)	Operating leases were discounted at the Company’s effective interest rate for each of the periods presented.

Reconciliation of Adjusted EBITDA to Adjusted EBIT

(in millions)	2013	2012	2011
Adjusted EBITDA for the year ended December 31	$2,464	$1,957	$1,579
Less (Add):
Adjustment for net periodic pension and other benefit cost	82	63	27
Operating lease expense	(154)	(182)	(161)
Depreciation and amortization	(565)	(539)	(490)

Adjusted EBIT for the year ended December 31	$1,827	$1,299	$955

Canadian Pacific — 2014 MD&A — Q3

15. SHAREHOLDER RETURNS

Shareholders’ Equity

At September 30, 2014, the Company’s Interim Consolidated Balance Sheets reflected $7,092 million in equity, compared with $7,097 million at December 31, 2013. This decrease was primarily due to the repurchase of CP common shares, mostly offset by:

•	Net income in excess of dividends;

•	a decrease in Accumulated other comprehensive loss driven by changes in pension and post-retirement benefit plan; and

•	an increase in Share capital as stock options were exercised.

Share Capital

At October 21, 2014, 170,625,708 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one common share. At October 21, 2014, 2.9 million options were outstanding under the Company’s Directors’ Stock Option Plan, and MSOIP, which includes the stand-alone option agreements entered into with Mr. E. Hunter Harrison, Mr. Keith Creel and Mr. Bart W. Demosky. 2.4 million additional options may be issued in the future under the MSOIP and Directors’ Stock Option Plan.

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange (“TSX”) was $232.43 at the end of the third quarter of 2014, an increase of $39.12 from $193.31 at the beginning of the quarter, and an increase of $71.78 from $160.65 at the beginning of 2014. The market value was $127.09 at the end of third quarter of 2013, a decrease of $0.44 from $127.53 at the beginning of the quarter, and an increase of $26.19 from $100.90 at the beginning of 2013.

Return on Capital Employed

ROCE is a measure of performance which measures how productively the Company uses its assets. ROCE was 11.3% at September 30, 2014, compared with 9.6% in the same period of 2013. This increase was primarily due to an increase in EBIT. ROCE is discussed further in Section 14, Non-GAAP Measures.

Cash Returned to Shareholders

On July 24, 2014, the Company’s Board of Directors declared a quarterly dividend of $0.3500 per share compared to $0.3500 in 2013, on the outstanding common shares. The dividend is payable on October 27, 2014 to holders of record at the close of business on September 26, 2014.

Share Repurchase Program

On February 20, 2014, the Board of Directors of the Company approved a share repurchase program, and in March 2014, the Company filed a new normal course issuer bid (“bid”) to purchase, for cancellation, up to 5.3 million of its outstanding common shares. On September 29, 2014, the Company announced the amendment of the bid to increase the maximum number of its common shares that may be purchased from 5.3 million to 12.7 million of its outstanding commons shares, effective October 2, 2014. Under the filing, share purchases may be made during the twelve months period that began March 17, 2014, and ends March 16, 2015. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings.

CP believes that the purchase of its shares from time to time is an appropriate and advantageous use of the Company’s funds.

Purchases of the Company’s common shares may be made through the facilities of the TSX, the New York Stock Exchange (“NYSE”) and alternative trading platforms by means of open market transactions or by such other means as may be permitted by the TSX and under applicable securities laws, including by private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. The purchase price for any common shares under the share repurchase program will be the market price at the time of purchase or such other price as may be permitted by the TSX or the NYSE. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares repurchased under the NCIB and the timing of any such purchases will be determined by the Company and there cannot be any assurances as to how many common shares will ultimately be acquired under the NCIB. From July 1, 2014 to September 30, 2014 the Company repurchased 2.0 million common shares for $422 million at an average price of $210.91 per share. From March 17, 2014 to September 30, 2014, the Company repurchased 5.3 million common shares for $987 million at an average price of $187.33 per share.

Canadian Pacific — 2014 MD&A — Q3

16. FINANCIAL INSTRUMENTS

Section 17, Financial Instruments of the MD&A for the year ended December 31, 2013 (“the Annual MD&A”) includes a more detailed discussion around the Company’s fair value of Financial Instruments and financial risk management which have not changed the Annual MD&A, except as described below.

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,952 million at September 30, 2014 and a carrying value of $4,884 million at September 30, 2014. At December 31, 2013, long-term debt had a fair value of $5,572 million and a carrying value of $4,876 million.

Foreign Exchange Management

Net Investment Hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in Other comprehensive income for the three and nine months ended September 30, 2014 was unrealized foreign exchange losses of $175 million and $186 million, respectively, compared to an unrealized foreign exchange gain of $65 million in the three months period and an unrealized foreign exchange loss of $112 million in the nine months period ended September 30, 2013, respectively. There was no ineffectiveness during the three and nine months ended September 30, 2014 and comparative periods.

Foreign Exchange Forward Contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At September 30, 2014, the Company had no remaining FX forward contracts to fix the exchange rate on U.S. denominated debt maturities. At December 31, 2013, the Company had FX forward contracts to fix the exchange rate on U.S. $100 million of principal outstanding on a capital lease due in January 2014, U.S.$175 million of its 6.50% Notes due in May 2018, and U.S.$100 million of its 7.25% Notes due in May 2019. These derivatives, which were accounted for as cash flow hedges, guaranteed the amount of Canadian dollars that the Company would repay when these obligations mature.

During the three months ended March 31, 2014, the Company settled the FX forward contract related to the repayment of a capital lease due in January 2014 for proceeds of $8 million.

During the three months ended June 30, 2014, the Company de-designated and settled prior to maturity the FX forward contracts related to the repayment of its 6.50% Notes due in May 2018 and its 7.25% Notes due in May 2019 for proceeds of $17 million settled in the third quarter of 2014 with the offset recorded as realized gains of $3 million in Accumulated other comprehensive loss and $14 million in Retained earnings. Amounts remaining in Accumulated other comprehensive loss at June 30, 2014 will be amortized to Other income and charges until the underlying debts which were hedged are repaid. During the three months ended September 30, 2014, the amount being amortized to Other income and charges is not significant. At December 31, 2013, the unrealized gains derived from these FX forwards was $25 million of which $6 million was included in Other current assets and $19 million in Other assets with the offsets reflected as unrealized gains of $5 million in Accumulated other comprehensive loss and $20 million in Retained earnings.

During the three and nine months ended September 30, 2014, the combined realized and unrealized foreign exchange gain was $nil and $3 million, respectively, were recorded in Other income and charges, compared to three and nine months ended September 30, 2013 of unrealized loss of $6 million and unrealized gain of $9 million, respectively in relation to these settled derivatives. Gains recorded in Other income and charges, were largely offset by losses on the underlying debt which the settled derivatives were designated to hedge. Similarly, losses were largely offset by gains on the underlying debt.

Canadian Pacific — 2014 MD&A — Q3

17. OFF-BALANCE SHEET ARRANGEMENTS

The information on off-balance sheet arrangements disclosed in the Company’s MD&A for the year ended December 31, 2013 remains substantially unchanged, except as updated as follows:

Guarantees

At September 30, 2014, the Company had residual value guarantees on operating lease commitments of $150 million, compared to $158 million at September 30, 2013. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2014, these accruals amounted to $5 million, compared to $6 million in the same period of 2013.

18. CONTRACTUAL COMMITMENTS

The accompanying table indicates the Company’s known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

At September 30, 2014
Payments due by period			2015 &	2017 &	2019 &
(in millions)	Total	2014	2016	2018	beyond
Contractual commitments
Long-term debt	$4,766	$9	$162	$742	$3,853
Capital lease	149	1	7	8	133
Operating lease(1)	625	34	200	125	266
Supplier purchase	1,429	111	307	263	748
Other long-term liabilities(2)	628	58	145	116	309

Total contractual commitments	$7,597	$213	$821	$1,254	$5,309

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $150 million, discussed further in Section 17, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above; as management believes that CP will not be required to make payments under these residual guarantees.
(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for the Company’s non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2014 to 2023. Pension contributions for the Company’s registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 21, Critical Accounting Estimates. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2019 & beyond” category in this table. Deferred income taxes are discussed further in Section 21, Critical Accounting Estimates.

19. FUTURE TRENDS AND COMMITMENTS

The information on future trends and commitments disclosed in the Company’s MD&A for the year ended December 31, 2013 remains substantially unchanged, except as updated as follows:

Agreements and Recent Developments

The Company is currently in negotiations with an interested third party regarding a possible sale of a portion of the Delaware and Hudson Railway Company, Inc. Any sales transaction will be subject to Surface Transportation Board (“STB”) approval.

Canadian Pacific — 2014 MD&A — Q3

Certain Other Financial Commitments

At September 30, 2014
Amount of commitments per period			2015 &	2017 &	2019 &
(in millions)	Total	2014	2016	2018	beyond
Commitments
Letters of credit	$392	$248	$144	$—	$—
Capital commitments	555	188	312	27	28

Total commitments	$947	$436	$456	$27	$28

In addition to the financial commitments mentioned previously in Section 17, Off-Balance Sheet Arrangements and Section 18, Contractual Commitments, the Company is party to certain other financial commitments set forth in the table above and discussed below.

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and supplemental pension. CP is liable for these contractual amounts in the case of non-performance under these agreements. Letters of credit are accommodated through the Company’s bi-lateral letter of credit facility.

Capital Commitments

The Company remains committed to maintaining the current high level of plant quality and renewing the franchise. As part of this commitment, CP has entered contracts with suppliers to make various capital purchases related to track programs. Payments for these commitments are due in 2014 through 2032. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

20. BUSINESS RISKS

In the normal course of operations, CP is exposed to various business risks and uncertainties that can have an effect on the Company’s financial condition. Section 21, Business Risks of the Annual MD&A includes a more detailed discussion around Business Risks, including Competition, Liquidity, Regulatory Authorities, Labour Relations, Climate Change, Financial Risks and General and Other Risks, which is herein incorporated by reference. There was no significant change to Business Risks, risk management strategies, or the Company’s integrated Enterprise Risk Management framework during the three and nine month period ended September 30, 2014 other than those discussed below.

Liquidity

Section 21, Business Risks of the Annual MD&A includes a more detailed discussion around Liquidity, including Revolving Credit Facility and Bilateral Letter of Credit Facilities, which is herein incorporated by reference.

Revolving Credit Facility

At September 26, 2014, CP terminated its existing revolving credit facility agreement dated as of November 29, 2013. On the same day, CP entered into a new revolving credit facility (the “facility”) agreement with 15 highly rated financial institutions for a commitment amount of U.S. $2 billion. The facility includes a U.S. $1 billion five years portion and a U.S. $1 billion one year plus one year term out portion. The facility can accommodate draws of cash and/or letters of credit at market competitive pricing. At September 30, 2014, the facility is undrawn. The facility agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At September 30, 2014, the Company satisfied the threshold stipulated in this financial covenant.

Bilateral Letter of Credit Facilities

At September 30, 2014, under its bilateral facilities the Company had letters of credit drawn of $392 million from a total available amount of $585 million At September 30, 2014, Cash and cash equivalents of $84 million were pledged as collateral and recorded as Restricted cash and cash equivalents on the interim Consolidated Balance Sheet. The Company can largely withdraw this collateral during any month.

Regulatory Authorities

The Company’s railway operations are subject to extensive federal laws, regulations and rules in both Canada and the United States which directly affect how operations and business activities are managed.

Canadian Pacific — 2014 MD&A — Q3

Operations are subject to economic and safety regulation in Canada primarily by the Canadian Transportation Agency (“the Agency”), Transport Canada, the Canada Transportation Act (“CTA”) and the Railway Safety Act. The CTA provides shipper rate and service remedies, including Final Offer Arbitration, competitive line rates and compulsory inter-switching in Canada. The Agency regulates the maximum revenue entitlement for the movement of grain, commuter and passenger access, charges for ancillary services and noise-related disputes. Transport Canada regulates safety-related aspects of railway operations in Canada.

The Company’s U.S. operations are subject to economic and safety regulation by the Surface Transportation Board and Federal Railroad Administration (“FRA”). The STB is an economic regulatory body with jurisdiction over railroad rate and service issues and reviewing proposed railroad mergers and other transactions. The FRA regulates safety-related aspects of CP’s railway operations in the U.S. under the Federal Railroad Safety Act, as well as rail portions of other safety statutes. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance.

Various other regulators directly and indirectly affect the Company’s operations in areas such as health, safety, security and environmental and other matters. To mitigate statutory and regulatory impacts, CP is actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads and the Railway Association of Canada. No assurance can be given to the content, timing or effect on CP of any anticipated legislation or further legislative action.

Regulatory Change

On May 29, 2014, the Canadian Federal Government enacted the “Fair Rail for Grain Farmers Act” (the “Fair Rail Act”). This legislation requires the Company and Canadian National Railway Company to move a minimum amount of grain, which amount is determined by and may be adjusted by the federal cabinet. The federal cabinet has ordered weekly grain volume minimums for the period from August 3, 2014 to November 29, 2014. In addition, the Fair Rail Act expands the terms and conditions associated with the inter-switching provisions of the CTA in the provinces of Alberta, Saskatchewan and Manitoba; provides that the Agency make regulations specifying what constitutes operational terms that may be subject to service agreement arbitration; and gives the Agency the power to order a railway to compensate any person who has incurred expenses because of a failure to meet obligations under Sections 113 and 114 of the CTA, or does not meet its obligations under the terms of a confidential contract that includes a compensation clause. Amendments to the Canada Grain Act received royal assent on May 29, 2014, which permit the regulation of contracts relating to grain and the arbitration of disputes respecting the provisions of those contracts.

After the tragic accident in Lac-Mégantic, Quebec in July of 2013 following a significant derailment involving a non-related short-line railroad, the Government of Canada implemented several measures pursuant to the Rail Safety Act and the Transportation of Dangerous Goods Act. These modifications implemented changes with respect to rules associated with securing unattended trains, the classification of crude oil being imported, handled, offered for transport or transported and the provision of information to municipalities through which dangerous goods are transported by rail. The U.S. federal government has taken similar actions. These changes do not have a material impact on CP’s operating practices.

On November 19, 2013, the Agency initiated consultation on the current approach to determining the adequacy of railway third party liability coverage and solicited input on possible improvements to the current regulatory framework. The consultation period ended on May 9, 2014. The Company provided responses to the request for consultation. Based on the input received, the Agency may make changes to its administration of the current regulatory framework, propose revisions to the regulatory framework or consult again with stakeholders on any proposed regulatory changes with respect to railway third party liability coverage.

There are ongoing discussions with regulators in both Canada and U.S. concerning amendments to the regulation for the transportation of hazardous commodities including the tank cars used for the transportation of crude oil. The freight rail industry petitioned the U.S. Pipeline and Hazardous Materials Safety Administration (“PHMSA”) in 2011 to adopt the industry’s new tank car standards. In November 2013, the industry renewed its request to the PHMSA and also urged that existing cars used for crude oil and ethanol be retrofitted to the higher standard or phased out of flammable service. PHMSA, in coordination with the FRA, issued a Notice of Proposed Rulemaking requesting comments on various possible new operational requirements and enhanced tank car standards for trains hauling large volumes of certain flammable liquids. Among other things, PHMSA’s proposal calls for rail routing risk assessments; notification to state emergency response commissions; reduced operating speeds; enhanced braking; and enhanced standards for both new and existing tank cars. The Association of American Railroads filed comments on behalf of the Class I railroads on September 30, 2014. CP does not own any tank cars used for commercial transportation of hazardous commodities.

Canadian Pacific — 2014 MD&A — Q3

Bill C-52 was enacted by the Canadian government on June 26, 2013. This legislation amends the CTA to provide shippers with the right to an agreement concerning the manner in which a railway company must provide service to the shipper. If a service agreement cannot be reached through commercial negotiations, arbitration is available to the shipper to establish the terms of service. It is too soon to determine if this legislation will have a material impact on the Company.

In the U.S., Congress did not reauthorize the Railway Safety Improvement Act and the Passenger Rail Investment and Improvement Act which expired at the end of September of 2013. The House Transportation and Infrastructure Committee approved passenger rail legislation on September 17, 2014. However, it is not expected that either rail safety or passenger rail legislation will be enacted in 2014.

The STB serves as both an adjudicatory and regulatory body. Matters pending before the STB include proposed rules to address its rate case processes and a petition by the National Industrial Transportation League for new reciprocal switching rules. The Senate Commerce Committee approved legislation on September 18, 2014, which would enhance the STB’s authority. The industry voiced strong concern. There was general agreement that there needs to be further discussions with stakeholders and it is highly unlikely that legislation will be enacted in 2014. No assurance can be given that any future regulatory or legislative initiatives by the STB will not materially adversely affect the Company’s operations or financial position.

Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement, by December 31, 2015, interoperable PTC on main track in the U.S. that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to U.S. $328 million. As at September 30, 2014, total expenditures related to PTC were approximately $184 million, including approximately $9 million and $38 million for the third quarter and the first nine months of 2014 respectively, discussed further in Section 13, Liquidity and Capital Resources.

Labour Relations

At September 30, 2014, approximately 77% of CP’s workforce was unionized and approximately 75% of its workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with all seven bargaining units that represent employees in Canada and all 32 bargaining units that represent employees in the Company’s U.S. operations.

All of the Canadian bargaining agreements are in place through at least December 31, 2014. Agreements with unions representing Canadian running trades’ employees, and Canadian car and locomotive repair employees expire at the end of 2014. In August, the Canadian rail traffic controllers ratified an agreement, which will expire at the end of 2020. Agreements with the other four Canadian bargaining units expire at the end of 2017. All of the U.S. collective bargaining agreements are in place until the end of 2014, with the exception of two agreements on the DM&E which became amendable at the end of 2013.

Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor does CP operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, the Company continues to adopt new technologies to minimize the Company’s fuel consumption and GHG emissions.

Canadian Pacific — 2014 MD&A — Q3

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (e.g. increased flooding, winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

Financial Risks

Section 21, Business Risks of the Annual MD&A includes a more detailed discussion around, including Fuel Cost Volatility and Interest Rate Risk, which is herein incorporated by reference.

Foreign Exchange Risk

Although CP conducts business primarily in Canada, a significant portion of its revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, and Canadian, U.S. and international monetary policies. Consequently, the Company’s results are affected by fluctuations in the exchange rate between these currencies. On average, a $0.01 weakening (or strengthening) of the Canadian dollar increases (or reduces) EPS by approximately $0.05 per share. On an annualized basis, a $0.01 weakening (or strengthening) of the Canadian dollar positively (or negatively) impacts Freight revenues by approximately $35 million and negatively (or positively) impacts Operating expenses by approximately $20 million. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, CP may sell or purchase U.S. dollar forwards at fixed rates in future periods. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and may in turn positively or negatively affect revenues. Foreign exchange management is discussed further in Section 16, Financial Instruments.

General and Other Risks

Section 21, Business Risks of the Annual MD&A includes a more detailed discussion around other General and Other Risks, including Supply Chain Disruption, Reliance on Technology and Technological Improvements, Qualified Personnel, Severe Weather, Supplier Concentration and General Risks, which is herein incorporated by reference.

Transportation of Dangerous Goods and Hazardous Materials

Railways, including CP, are legally required to transport dangerous goods and hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation hazard commodities such as chlorine and anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Legal Proceedings Related to Lac-Mégantic Rail Accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by MM&A. The previous day CP had interchanged the train to MM&A, and after that interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013. CP is a party to an administrative appeal with respect to this order.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in both proceedings and in any proceeding that may be commenced in the future.

21. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, CP is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Section 22, Critical Accounting Estimates of the Annual MD&A includes a more detailed

Canadian Pacific — 2014 MD&A — Q3

discussion related to Environmental Liabilities, Pensions and Other Benefits, Property, Plant and Equipment, Deferred Income Taxes, Legal and Personal Injury Liabilities and Goodwill, which is herein incorporated by reference.

Using the most current information available, the Company reviews estimates on an ongoing basis. There was no significant change to the Company’s accounting policies, critical accounting estimates, development, selection, disclosure and the process of review by the Board of Directors’ Audit Committee of these estimates during the three and nine month period ended September 30, 2014 other than those discussed below:

Pensions and Other Benefits

Pension Liabilities and Pension Assets

The Company included pension benefit liabilities of $210 million in Pension and other benefit liabilities and $9 million in Accounts payable and accrued liabilities on the Company’s September 30, 2014 Interim Consolidated Balance Sheet. The Company also included post-retirement benefits liabilities of $356 million in Pension and other benefit liabilities and $21 million in Accounts payable and accrued liabilities on the Company’s September 30, 2014 Interim Consolidated Balance Sheet.

The Company included pension benefit assets of $1,210 million in Pension asset on the September 30, 2014 Interim Consolidated Balance Sheet.

Pension Plan Contributions

The Company made contributions of $25 million to the defined benefit pension plans in the third quarter of 2014 and $64 million in the first nine months of 2014, compared with $24 million and $76 million in the same periods of 2013. The Company estimates its aggregate defined benefit pension contributions to be approximately $80 million in 2014, and in the range of $50 million to $100 million per year from 2015 to 2018.

Future pension contributions will be highly dependent on the Company’s actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which previous years’ voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment. CP will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

Deferred Income Taxes

A deferred income tax expense of $120 million was included in total income tax expense for the third quarter of 2014 and an expense of $194 million for the first nine months of 2014, compared with deferred income tax expense of $110 million and expense of $260 million for the same periods of 2013. The increase in third quarter deferred income tax expense compared to the same period of 2013 was primarily due to higher pre-tax income in 2014. The decrease in year to date deferred income tax expense compared to the same period of 2013 was primarily due to an $81 million increase in current tax expense and a corresponding decrease in deferred tax expense related to the sale of DM&E West in the second quarter of 2014, partially offset by higher pre-tax income. At September 30, 2014, deferred income tax liabilities of $2,980 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $164 million realizable within one year were recorded as a current asset.

Legal and Personal Injury Liabilities

Provisions for incidents, claims and litigation charged to income, which are included in Purchased services and other expense, amounted to $7 million the third quarter of 2014 and $18 million for the first nine months of 2014, compared with $9 million and $40 million for the same periods of 2013.

22. SYSTEMS, PROCEDURES AND CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.

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23. GLOSSARY OF TERMS

AAR: Association of American Railroads, representing North America’s freight railroads and Amtrak.

Agency: The Canadian Transportation Agency, a regulatory agency under the Canada Transportation Act (“CTA”). The Agency regulates the grain revenue cap, commuter and passenger access, Final Offer Arbitration, and charges for ancillary services and railway noise.

Average terminal dwell: The average time a freight car resides within terminal boundaries expressed in hours. The timing starts with a train arriving in the terminal, a customer releasing the car to the Company, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from CP or the freight car is transferred to another railway. Freight cars are excluded if they are being stored at the terminal or used in track repairs.

Average train length – excluding local traffic: The average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

Average train speed: The average speed measures the line-haul movement from origin to destination including terminal dwell hours calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include delay time related to customer or foreign railways and excludes the travel time and distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track.

Average train weight – excluding local traffic: The average gross weight of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Car miles per car day: The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around the Company’s yards. A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

Class I railroads: a railroad earning a minimum of U.S. $433.2 million in revenues annually as defined by the Surface Transportation Board in the United States.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation, a wholly owned indirect U.S. Subsidiary of CPRL.

Employee: An individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.

FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. FRA Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

Canadian Pacific — 2014 MD&A — Q3

FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of U.S. $10,500 or CDN$11,000 in damage.

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

GAAP: Accounting principles generally accepted in the United States of America.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

Locomotive productivity: The daily average GTMs divided by the active road horsepower. Active road horsepower excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Operating income: Calculated as total revenues less total operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to the Company’s locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently CP is using fuel.

Workforce: The total employees plus part time employees, contractors and consultants.

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CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (unaudited)

Exhibit to September 30, 2014 Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratio, based on the September 30, 2014 consolidated financial statements, is provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended September 30, 2014

Earnings Coverage on long-term debt(1) (2)	5.9x

Notes:

(1)	Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.
(2)	The earnings coverage ratio has been calculated excluding carrying charges for the $132 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at September 30, 2014. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended September 30, 2014, earnings coverage on long-term debt would have been 5.8x.